Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS 2021

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MANAGEMENT’S DISCUSSION & ANALYSIS As at and for the year ended December 31, 2021

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of February 17, 2022. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, recommends to the Board approval of this disclosure. The Board has approved this disclosure. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries. This MD&A is based on the Company’s audited consolidated financial statements for the year ended December 31, 2021 (“consolidated financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, unless otherwise stated.

This MD&A contains certain non-IFRS financial measures and ratios, which do not have a standard meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Such non-IFRS financial measures and ratios include:

• Adjusted EBITDA

• Adjusted net earnings and adjusted net earnings per share

• Adjusted EBITDA and adjusted net earnings per share guidance

• Free cash flow and free cash flow including changes in non-cash operating working capital

• Growth capital

• Gross margin excluding depreciation and amortization per tonne - manufactured • Potash cash cost of product manufactured per tonne • Ammonia controllable cash cost of product manufactured per tonne

• Retail adjusted average working capital to sales and Retail adjusted average working capital to sales excluding Nutrien Financial

• Nutrien Financial adjusted net interest margin

• Retail cash operating coverage ratio

• Retail normalized comparable store sales

• Adjusted net debt

For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see the “Non-IFRS Financial Measures” section.

Also see the cautionary statement in the “Forward-Looking Statements” section.

All references to per share amounts pertain to diluted net earnings (loss) per share. Financial data in this annual report are stated in millions of US dollars, which is the functional currency of Nutrien and the majority of its subsidiaries unless otherwise noted. N/m indicates information that is not meaningful.

See the “Other Financial Measures” and “Terms & Definitions” section for definitions, abbreviations and terms used in this annual report including the MD&A.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Information Form for the year ended December 31, 2021, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

The information contained on or accessible from our website or any other website is not incorporated by reference into this MD&A or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

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NUTRIEN’S GLOBAL PROFILE

ADVANTAGED POSITION ACROSS THE AGRICULTURE VALUE CHAIN

Nutrien is uniquely positioned with a world-class network of production assets, distribution capabilities and a direct connection to the grower. This creates several pathways to achieve our financial, strategic and sustainability related objectives while delivering value for all stakeholders.

#1 Global Ag Retailer

Nutrien has the leading Retail businesses in North America and Australia and we are growing signifcantly in South America.

We have a direct and trusted channel to the grower through our approximately 3,900 agronomists and feld experts.

Our full suite of crop inputs, services and grower solutions offers customers optionality and agnostic support along with a unique opportunity to advance climate-smart agricultural practices.

Link to Retail “Our Business”

>2,000 Retail Locations ~2,000 Proprietary Products On-farm CARBON PROGRAM SUSTAINABILITY and DIGITAL SOLUTIONS

#1 Global Potash Producer

We operate the largest and most reliable Potash assets in the world with an unparalleled logistics and distribution network.

Our 6 mines are located in Saskatchewan with advantaged geology that supports low- cost production and minimizes operational risk.

We have 4Mmt of available production capacity and the option to advance incremental brownfield projects at some of the most attractive economics in the industry.

Link to Potash “Our Business”

21Mmt Nameplate Potash capacity 6 Mine Network 4 Marine Terminals Through Canpotex ~300 Distribution Points

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Nutrien is supported by approximately 23,500 talented employees who work towards the common goal of helping growers increase food production in a sustainable manner.

As the largest provider of whole-acre crop inputs and services, we are well positioned to achieve our vision to Be the Leading Global Ag Solutions Provider.

#3 Global Nitrogen Producer

Our Nitrogen production network is flexible and diversified, with strategically located assets that have access to lower-cost natural gas and close proximity to key nitrogen markets.

We are a leading low-carbon ammonia producer with several low-risk pathways to expand our production.

Link to Nitrogen “Our Business”

7.1Mmt Nameplate Ammonia Capacity 9 Nitrogen Facilities 13 Ammonia Plants 1Mmt Low-carbon Ammonia Production Capability

#2 North American Phosphate Producer
Our Phosphate business has access to high-quality, integrated phosphate rock reserves, which allows for the production of a diverse and premium product portfolio. Link to Phosphate “Our Business”	1.7Mmt Nameplate P2 O5 Capacity 2 Large Integrated Phosphate Mines 4 Upgrade Facilities

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NUTRIEN’S INTEGRATED MODEL

GENERATING VALUE TODAY AND PREPARING

FOR THE FUTURE

Our strategy is to maximize the value of our integrated model to improve the profitability and sustainability of our customers. We continue to explore ways to further enhance the capabilities of our business to capture additional value across the supply chain. We believe this platform provides a number of advantages compared to our competitors, including operational, financial and sustainability benefits.

Operational and Supply Chain Benefits

Nutrien’s world-class integrated network provides opportunity to optimize operating, transportation and logistics costs, increase the reliability of supply to our customers and support volume growth. This integration includes the efficient delivery of our manufactured fertilizer products as well as proprietary seed, crop protection and nutritional products direct to our Retail network.

Since 2018, we have increased the volume of our manufactured fertilizer product sold directly through our Retail channel by approximately 20 percent and have grown proprietary product gross margin by 38 percent. In 2021, global crop input supply was extremely tight and we were able to utilize our integrated network to efficiently supply the needs of our customers, supporting an increase in sales and margins.

World-Class Production Assets	Global Supply Chain

27Mmt Potash, Nitrogen, Phosphate Manufactured Sales Volume in 2021	~440 Wholesale Fertilizer Distribution Points Strategically Positioned to Serve our Customers

~2,000 Proprietary Products Enhance Value for Nutrien and Our Growers	>1,000 Crop Input Suppliers Providing Diverse Product Offerings and Supply Sources

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Financial and Capital Allocation Advantages

The scale of our assets provides for a more stable and diverse earnings base than our fertilizer peers. The stability of our Retail earnings has allowed Nutrien to provide investors with a sustainable and growing dividend through the cycle, which we have increased by 15 percent between 2018 and 2021. Our low-cost fertilizer production assets have historically generated significant free cash flow, providing additional capital to strategically grow our Retail business.

Sustainable Agriculture Solutions

Nutrien has the capability to make meaningful improvements to ESG topics that impact agriculture from fertilizer production to grower practices in the field. Our agronomists and digital teams support our customers by providing the best agnostic advice and access to the products they need. We utilize this field level knowledge to develop innovative products and solutions that not only improve the grower’s profitability but also their environmental performance. We will use our leading global position to develop partnerships that make a difference across the agriculture value chain, including working with peers to support the development of science-based emissions targets for our industry.

Leading Ag Retail Network	Sustainable Ag Solutions

>2,000 Retail locations Across North America, South America and Australia	LEADING PROVIDER OF INNOVATIVE PRODUCTS AND SERVICES

~3,900 Agronomists and Crop Consultants Provide a Direct Connection to the Grower	>10 Suppliers and Downstream Partners in Carbon Pilot Program

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NUTRIEN’S BASIC BELIEFS & STRATEGIC APPROACH

DRIVING OUR ACTIONS AND PERFORMANCE

Our strategy and capital allocation priorities are informed by a number of key factors that we believe will impact our operating environment over the long-term. We test these views as part of a robust annual strategic planning process to ensure that we proactively identify any opportunities and risks that could impact our business and strategic priorities.

Basic Belief	Long-term demand growth for agricultural products and services is supported by a growing global population and the need to increase output, while minimizing the environmental impacts of production.	A company’s ability to address its key ESG risks and opportunities is critical to long-term corporate viability.

Nutrien’s Approach

Leverage our leading production and distribution businesses to meet the expected growth in global crop input demand.

Evolve our portfolio of crop inputs and solutions to help growers sustainably increase crop yields, while improving their profitability.

Link to Integrated Model

Ensuring our strategic, operational and capital allocation decisions support our sustainability priorities.

Continue to establish Nutrien as a global industry leader in sustainability, with a focus on initiatives that enhance on-farm environmental performance and reduce GHG emissions from our facilities.

Link to Feeding the Future

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Technology and innovation will play an increasingly important role in driving competitive differentiation, supporting operational efficiencies, sustainability and growth.	A low-cost, reliable production network and supply chain are essential to delivering value through the cycle.	Effective talent management and forward-looking workforce planning are essential to long-term strategic execution.

Invest and deploy solutions and technology, using our unique channel to support the customer and strengthen our global scale.

Accelerate grower adoption of innovative and comprehensive solutions and technology, such as our proprietary products and digital sustainability tools, engaging leading technology in our fertilizer production that lowers cost and improves safety.

Enhancing the value of our competitively advantaged world-class production platform, maximizing asset quality, integration value and operational resiliency.

Executing on initiatives that drive best-in-class safety, operating and cost performance and maximize the quality and resilience of earnings through the cycle.

Link to Strategic Score Card and Business Strategy

Invest in our people programs to ensure we attract and retain the talent required to deliver on our current and future business needs.

Fostering a purpose-driven culture and accelerating people and leadership development programs, while delivering a step improvement in diversity and inclusion.

Link to How NTR Delivers Value

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CAPITAL ALLOCATION

CREATING LONG-TERM VALUE THROUGH

DISCIPLINED CAPITAL ALLOCATION

Nutrien has a proven track record of value generation and efficient capital allocation. Our capital allocation policy prioritizes safe and reliable operations, a strong balance sheet, growing our business, and strong returns to shareholders through a sustainable dividend and share repurchases.

Priorities

Safe and Reliable Operations	SUSTAINING CAPITAL EXPENDITURES[1]	2021 $1.2B	2020 $0.9B

Strong Balance Sheet	ADJUSTED NET DEBT/ADJUSTED EBITDA[2]	2021 1.4x	2020 2.6x

Value Creation Through High Return Growth Opportunities	INVESTING CAPITAL EXPENDITURES	2021 $510M	2020 $511M
	BUSINESS ACQUISITIONS [3]	$88M	$233M
	GROWTH CAPITAL [4]	$598M	$744M

Return Capital to Shareholders	CASH USED FOR DIVIDENDS AND SHARE REPURCHASES[1]	2021 $2.1B	2020 $1.2B

1	This is a supplementary financial measure. See the “Other Financial Measures” section.
2	This is a capital management measure that includes a non-IFRS component. See the “Non-IFRS Financial Measures” and “Other Financial Measures” sections.
3	Net of cash acquired.
4	This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

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What we’ve done	What we’ll do

Invested in our assets to achieve industry-leading utilization rates and safety records. In 2021, we utilized our existing capacity to produce record potash volumes and completed two major turnarounds in nitrogen that will enhance the long-term reliability of our assets.	Deliver on our long-term operating targets through continuous improvement initiatives and investments that enhance reliability and efficiency of our assets.

Maintained investment-grade credit ratings. In 2021, we repositioned the balance sheet by reducing long-term debt by $2.1 billion.	Expect to maintain adjusted net debt/adjusted EBITDA leverage ratios below 3 times through the cycle and do not anticipate the need to materially reduce our total debt any further in the near-term.

Executed several initiatives that generate high returns.

•  Completed Phase 1 Nitrogen brownfield and commenced Phase 2, which together add approximately 1.4 million tonnes of low-cost production capacity.

•  Closed 5 Retail transactions in Brazil since the start of 2020 that are generating $400 million in run-rate revenue and attractive returns on investment.

•  Invested in digital and ESG-related capability to grow the business and improve our footprint.

We are focused on higher return Retail growth opportunities in Brazil, selective tuck-in acquisitions in other core markets, and investing in our proprietary products and digital capabilities. We expect to enhance our Nitrogen business through brownfield expansion and decarbonization projects.

Returned a total of $2.1B to shareholders in 2021 by repurchasing 15 million shares and increasing our annualized dividend to $1.84 per share, with an average dividend yield of 3.0 percent throughout 2021.	Target a sustainable and growing dividend supported by the stability of Retail. We expect to allocate at a minimum $2 billion to share repurchases in 2022 on a balanced cadence throughout the year.

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FEEDING THE FUTURE 2030

INTEGRATION OF STRATEGY AND SUSTAINABILITY COMMITMENTS

Our Feeding the Future Plan will help advance our industry and world forward for generations to come. By the year 2030, we aim to make key transformations through ambitious commitments that drive systemic change and lead the next wave of agricultural evolution.

We believe that managing sustainability topics contributes to long-term value creation, protects our reputation, enhances our resilience and creates future opportunities.

In 2021, we established several ESG goals and targets that support our sustainability strategy and 2030 commitments, which are tied directly to our Executive compensation. These commitments contribute to the United Nations Sustainable Development Goals (“UN SDGs”) and have resulted in significant improvement in our ratings from key ESG rating firms.

Our strategy and targets are related to many of the UN SDGs but our primary focus is SDG 2: Zero Hunger through 2.4.1 sustainable and productive agriculture. We continue to see significant improvement in our overall ratings year-over-year, and improvement versus our peers as well.

Nutrien ESG Rating Profile

2021 Peer Average [1]
2019 Nutrien
2020 Nutrien
2021 Nutrien
MSCI ESG Ratings
Lowest
Highest
0
10
5.1
5.6
6.2
4.6
CDP Climate
D-
A
D
B
B
B
CDP Water [2]
D-
A
B
B
B
S&P Global Corporate Sustainability Assessment
0
100
53
63
64
30
Sustainalytics ESG Risk Rating
100
0
47
36
28
43
Vigeo Eiris ESG Overall Score [3]
0
100
44
52
57

[1]	Peer groups: MSCI = Specialty Chemicals; CDP and S&P = Chemicals; Sustainalytics = Agricultural Chemicals; Vigeo Eiris = Chemicals North America
[2]	CDP Water not scored in 2019
[3]	Peer average not available

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Our Global Impact

Feeding the Planet Sustainably	Environment and Climate Action	Inclusive Agriculture

Strengthen food security by scaling sustainable and productive agriculture.	Provide solutions and platforms to achieve emissions reductions in alignment with climate science.	Support rural livelihoods and increase participation of underrepresented stakeholders in agriculture.

Nutrien’s 2030 Commitments

We have a number of pathways and opportunities to advance our long-term sustainability commitments and expect to invest $500–$700 million to achieve our emissions reduction targets. In 2021, we began our journey towards meeting our Feeding the Future Plan with the launch of several initiatives.

Nutrien Commitments

FEEDING THE PLANET SUSTAINABLY	ENVIRONMENT AND CLIMATE ACTION		INCLUSIVE AGRICULTURE
Enable growers to adopt sustainable and productive agricultural products and practices on 75 million acres globally by 2030.

Launch & Scale a comprehensive Carbon Program, empowering growers and our industry to accelerate climate- smart agriculture practices to reduce GHG emissions and improve soil carbon sequestration, while rewarding growers for outcomes achieved.

	Achieve a 30 percent reduction in Scope 1 and 2 GHG emissions per tonne of our products produced by 2030 (from a 2018 baseline).	Invest in new technologies and pursue transition to low-carbon fertilizers, including blue and green ammonia.	Leverage our farm-focused technology partnerships and investments to drive positive impact in industry and grower innovation and inclusion.	Create new grower financial solutions to strengthen social, economic and environmental outcomes in agriculture.
Our Progress

•  Measured and documented 545,000 sustainable and productive acres in North America

•  Carbon Program pilots launched with approximately 225,000 acres subscribed and working with more than 10 suppliers and downstream partners. We are building the frameworks to effectively scale the program

•  Progressed decarbonization projects that are expected to reduce CO2 equivalent emissions by approximately 1 million tonnes by the end of 2023

•  Launched Phase 2 energy-efficient brownfield nitrogen projects that increase ESN® production

•  Entered into partnership with EXMAR to jointly develop and build a low- carbon, ammonia-fueled marine vessel

•  Leveraged our network of research farms, Ag-tech partnerships and investments to field trial leading-edge Ag technology and innovations

•  Equity, Diversity & Inclusion program accelerated to support target achievement

•  Evaluated new inclusive financing offerings to our customers through Nutrien Financial, as well as potential financial collaborations with partners

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MARKET CONDITIONS AND OUTLOOK

Agriculture and Retail

Operating Environment

Global crop prices were supported by strong demand and less than expected supply in recent growing seasons, resulting in historically low global inventory and strong grower margins in 2021. This led to an increase in global planted acreage and higher crop input demand in the core markets we serve.

Favorable weather conditions in the spring and fall were also supportive of strong fertilizer and crop protection applications in most regions of North America. US crop yields were near trend levels, while drought conditions significantly impacted crop production in Western Canada.

Brazilian growers increased total plantings by 5 million acres due to record profitability and this resulted in higher crop input spending through the growing season. Australian growers experienced favorable weather conditions and harvested record wheat production.

The availability of crop inputs, including fertilizer and certain herbicides, was impacted by global production and supply-chain issues in 2021. We utilized the scale of our global supply chain and strategic partnerships to ensure our customers had the product they needed, when they needed it.

Outlook

Agriculture fundamentals remain very strong as inventory for key global grains and oilseeds is below historical average levels, despite record production in 2021. Corn and soybean prices in the US and Brazil are very strong and prospective crop margins are well above the 10-year average.

We expect overall US planted area of major crops to be similar to 2021 levels, with corn and soybean acreage in the range of 91 to 93 million and 87 to 89 million, respectively. We expect strong crop economics will support total Brazilian planted acreage and crop input demand in 2022. Australian growers continue to experience favorable weather, which is expected to support planted acreage and crop input use.

Nutrien is well-positioned on fertilizer and crop protection product inventory to begin the North American planting season. We expect Retail fertilizer margins will return to historical average levels after increasing in 2021 due to strategic procurement in a rising price environment.

Potash

Operating Environment

We estimate global potash shipments reached a record of approximately 70 million tonnes in 2021. This was driven by record demand in the US, Brazil and Southeast Asian countries. Global potash prices increased in response to record global demand and tightness of supply due to competitor mine flooding, new project delays and uncertainty around sanctions imposed on Belarus by the US and Europe. Global potash production increased by an estimated 1.2 million tonnes in 2021 with Nutrien accounting for nearly all the net increase.

Global potash consumption exceeded shipment levels resulting in a drawdown of inventories, in particular in China and India due to lower contract volumes. China reportedly accessed its strategic potash reserves in the fourth quarter to meet domestic demand.

Outlook

We believe that supply issues will continue into 2022, including due to the additional restrictions imposed on Belarus potash transported through Lithuania. Additional supply is expected to come online during the year from new projects in Canada and Russia.

We forecast 2022 global shipments in a range of 68 to 71 million tonnes, similar to 2021. We expect demand

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Potash continued...

growth in China and India due to their low inventory levels, and the potential for temporary reductions in North America and Latin America, following a record year.	Nutrien expects record potash sales volumes between 13.7 and 14.3 million tonnes in 2022. This forecast assumes sanctions on Belarus have a temporary impact on global supply. If there was a more significant long-term impact on global supply, Nutrien has the capability to	further ramp up production by hiring additional employees and incurring some small incremental capital expenditures.

Nitrogen

Operating Environment

Global nitrogen consumption grew by approximately one percent in 2021 driven by increased fertilizer demand for agricultural production as well as strong industrial demand in the US and Asia.

Natural gas prices surged in Europe and Asia due to tight supplies and stronger-than-expected energy demand. North American gas prices increased but to a much lesser extent than other major nitrogen producing regions. Record European natural gas prices in the second half contributed to a significant curtailment of nitrogen capacity. Weather-related outages, export restrictions and project delays also contributed to tight supply.

Nitrogen benchmark prices increased significantly as a result of the tightening fundamentals and higher global energy costs.

Outlook

Nitrogen prices are expected to be supported by strong demand, high energy prices in Europe, government restrictions and geopolitical risks in key export markets. North American natural gas prices increased in early 2022 but we expect Henry Hub prices to average between $3.75 and $4.25 per MMBtu in 2022, well below import pricing levels in Europe and Asia.

Nutrien expects to increase Nitrogen sales volumes to between 10.8 and 11.3 million tonnes in 2022 with the completion of Phase 1 brownfield expansion projects in 2021 and higher expected anticipated rates.

Phosphate

Operating Environment	Outlook
Global phosphate prices trended higher in 2021 supported by strong demand and limited new supply. Global trade flows continued to adjust to US countervailing duties on imports from Morocco and Russia. Sulfur and ammonia input costs increased significantly in 2021, however higher phosphate prices supported increased production margins.

We expect phosphate fertilizer prices will be supported by a reduction in supply from China due to export restrictions and elevated raw material input cost. This is compounded by tight inventories in key import markets such as India.

Industrial and feed phosphate product prices are expected to increase but higher sulfur input costs could offset a significant portion of this increase.

We report our results in four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate.

•

Adjusted EBITDA is the primary profit measure used to evaluate the segments’ performance as it excludes the impact of non-cash impairments and other costs that are centrally managed by our corporate function. Refer to Note 3 to the consolidated financial statements for details.

•

Net sales (sales revenues less freight, transportation and distribution expenses) is the primary revenue measure used in planning and forecasting in the Potash, Nitrogen and Phosphate operating segments.

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NUTRIEN AG SOLUTIONS (“RETAIL”)

$1.9B	10.9%	$1.0B	>800K
Record Adjusted EBITDA	Total Adjusted EBITDA Margin1	Proprietary Products Gross Margin	US Soil Sample Tests Performed

Our Business

Nutrien Ag Solutions is the world’s largest retailer of crop inputs and services, with over 2,000 Retail locations across the globe providing whole-acre solutions to approximately 500,000 grower accounts in North America, South America and Australia. Our focus is to help our customers meet the ever-growing demand for food, and advance the efficiency, profitability, and sustainability of their operations.

Our world-class network provides unparalleled access to growers with more than 1,500 locations in North America, over 400 locations in Australia and now more than 125 locations in South America, including a growing business in Brazil. Our supply chain and strategic partnerships, including over 1,000 crop input suppliers, ensure reliable delivery of crop inputs when our grower customers need them, where they need them.

We have approximately 3,900 agronomists and field experts who provide critical advice from the crop planning stage right through to harvest. This supports our grower customers in the ever-increasing challenge to increase yields and maximize returns, while improving on sustainability practices and outcomes.

Our Retail digital platform works seamlessly across Field Planning, Digital Agronomy, Ecommerce and Sustainability, providing an end-to-end experience for the grower, leveraging data to better serve our customers. We have also professionalized our long-standing finance offering to growers, providing a flexible and competitive option to finance their crop inputs.

We produce approximately 2,000 proprietary products that span the crop input chain, including seed, crop nutrients and crop protection. Key brands such as our Loveland Products and Dyna-Gro seed aim to give growers an advantage in producing the highest crop outcomes, while at the same time including a portfolio of specialty products that enhance sustainability practices. Our proprietary products generate meaningfully higher margins compared to third-party products, and we produce and distribute them from over 30 formulation facilities located in all key markets where we operate.

We are committed to supporting the increase of global food production, including the adoption of sustainable agricultural products and practices on 75 million acres globally. Our agricultural Carbon Program is a key initiative we have rolled out to provide farmers with the tools and practices that can help improve their environmental footprint, while providing a financial vehicle to monetize those improvements, creating a win-win situation for our industry and society in the pursuit of feeding a growing world.

1	This is a supplementary financial measure. See the “Other Financial Measures” section.

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Competitive Landscape

The Ag retail industry is highly fragmented in most of our major markets, but evolving to best meet grower needs, with a variety of ownership structures and varying degrees of access to capital.

The major markets where we operate are primarily comprised of many small Ag retailers along with a small number of mid-sized competitors.

The US market remains fragmented, including cooperatives of various sizes, and continues to be a key focus area to grow our leading position through tuck-in acquisitions. In Western Canada, Nutrien continues to lead the market and grow organically through our proprietary products offering, including the Proven seed brand.

The Australian market is unique in that growers require a full suite of crop production inputs, but also solutions for livestock, water and irrigation services.

In Brazil, the market Nutrien is strategically targeting is characterized by small to medium-sized independent retail locations. There is an opportunity for Nutrien to enhance the product, service and solution offerings to growers in these select regions.

Growers want whole-acre solutions that can include a full suite of products, services and solutions, rooted in sound unbiased agronomic advice and analytics, stressing the importance of timely delivery and reliability of supply.

We believe scale, reliability and innovative solutions, including a focus on digital offerings and sustainability, will be required in the future in order to meet evolving grower needs and drive long-term growth and profitability for Retail.

Our Strategy

We are growing our world-class Retail network through organic growth initiatives and accretive acquisitions that enhance our ability to provide leading whole-acre solutions for farmers around the world.

We have opportunity to further realize benefits from an integrated business model, improve scalability and efficiency, and build on the trusted relationships with our agronomists and field consultants that have served growers through many agricultural cycles. We are committed to growing our business through five key organic pillars, while expanding our footprint through strategic acquisitions in our core markets.

Driving Organic Growth

1	Network

We are focused on enhancing the utilization of upstream products, cross-company supply chain optimization, building on the strong relationships with our external suppliers and optimizing our network efficiency in order to further build on our supply chain strength.

2	Proprietary Products

These higher-margin products give us differentiation and play a key role in providing leading crop inputs to our grower customers. They cater to specific geographic conditions and variability, including biologicals and nutritional solutions that boost yields and address soil health and agricultural sustainability.

3	Digital Platform

The platform is strengthening the customer/agronomist relationship and providing key agronomic data and insights to help our grower customers optimize their crop input decisions. We continue to add functionality and plan to expand the offering to Australia and South America in 2022.

4	Nutrien Financial

Our financing solutions provide competitive product financing for our customers, supporting customer retention and business growth. We are building new partnerships with diverse grower groups, and are exploring new finance program opportunities to promote sustainable agriculture and support positive environmental outcomes.

5	Sustainability

We are playing a leading role in providing the products, services and solutions that growers need to increase production and profitability, while minimizing their environmental footprint. Our end-to-end Carbon Program is a key initiative that supports delivering on this commitment.

R

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Executing on Accretive Acquisitions

Nutrien Ag Solutions has a solid track record of strategic acquisitions in our core markets, which we believe is key to best meeting grower needs. Our tuck-in strategy continues to add value as we access new customers, further expand our higher-margin proprietary products, and integrate the business with our digital platform, world-class supply chain, and sustainability initiatives. Our primary focus will be on selective acquisitions in the US where we have room to grow.

We have made significant progress towards growing our business in Brazil, which is one of the largest and fastest-growing agriculture markets in the world. Our strategy is to provide leading whole-acre solutions to growers, similar to our other key markets, but with a more asset-lite model and a very targeted approach to the customers and regions we serve.

2021 Performance

Our Retail team effectively navigated a number of global supply chain challenges by utilizing the scale of our world-class network and strategic partnerships to drive market share gains and margin growth.

We achieved record Retail adjusted EBITDA of $1.9 billion, exceeded our 2023 adjusted EBITDA margin target and geographically diversified our Retail earnings further with 34 percent of adjusted EBITDA generated outside the US. Our ability to respond to a surge in customer demand also resulted in market share gains in all major product categories, including record crop nutrient sales volumes of 13.4 million tonnes.

We progressed on a number of organic growth initiatives, which yielded strong results, including record adjusted EBITDA per US selling location1 of $1.5 million and normalized comparable store sales2 reaching 7 percent. We improved our operating and working capital metrics with our cash operating coverage ratio2 of 58 percent and our average adjusted working capital to sales2 ratio declining to 13 percent. Our proprietary products portfolio contributed 23 percent of total Retail gross margin, and sales through our digitally enabled platform increased to $2.1 billion, representing 17 percent of retail sales in North America. Nutrien Financial generated growth in US finance offerings and program adoption and continued its expansion into Australia.

Acquisitions continue to be a significant part of our growth strategy. We completed 12 tuck-in acquisitions in the US and Australia in 2021, but were more selective given the stage of the agricultural cycle. We have deployed ~$300 million in Brazil since the start of 2020 through 5 transactions. We are on track to achieve our 2023 target of a run-rate EBITDA of $100 million in Brazil, generating over $65 million of EBITDA in 2021. We have a strong pipeline of acquisition targets and an exceptional local team in place to deliver on our strategy.

Nutrien also made progress advancing our Carbon Program in 2021. We doubled our initial target acreage sign-ups, with approximately 225,000 acres committed across our pilot portfolio. There was great interest from a diverse group of stakeholders including growers, supply chain partners, prospective buyers, NGOs and governments. 2021 was a key year of learning, providing valuable insights into how best to position and scale our comprehensive Carbon Program to drive impact. As we look forward into 2022, we plan to begin to scale portions of our North American portfolio, with meaningful increases in acreage, and launch pilots in South America and Australia.

1	These are supplementary financial measures. See “Other Financial Measures” section. Excludes acquisitions.
2	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

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OVERVIEW      |     MANAGEMENT’S DISCUSSION & ANALYSIS    |     FOUR-YEAR HIGHLIGHTS           FINANCIAL STATEMENTS           OTHER INFORMATION

Nutrien Annual Report 2021  |  23

RETAIL FINANCIAL PERFORMANCE

	Dollars			Gross Margin			Gross Margin (%)

(millions of US dollars, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020
Sales
Crop nutrients	7,290	5,200	40	1,597	1,130	41	22	22
Crop protection products	6,333	5,602	13	1,551	1,303	19	24	23
Seed	2,008	1,790	12	419	363	15	21	20
Merchandise	1,033	943	10	172	157	10	17	17
Nutrien Financial	189	129	47	189	129	47	100	100
Services and other	1,051	1,241	(15)	842	774	9	80	62
Nutrien Financial elimination [1]	(170)	(120)	42	(170)	(120)	42	100	100
	17,734	14,785	20	4,600	3,736	23	26	25
Cost of goods sold	13,134	11,049	19
Gross margin	4,600	3,736	23
Expenses [2]	3,378	2,974	14
Earnings before finance costs and taxes (“EBIT”)	1,222	762	60
Depreciation and amortization	706	668	6
EBITDA	1,928	1,430	35
Adjustments [3]	11	–	n/m
Adjusted EBITDA	1,939	1,430	36

1  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

2  Includes selling expenses of $3,124 million (2020 – $2,795 million).

3  See Note 3 to the consolidated financial statements.

The most significant contributors to the changes in our Retail financial performance were as follows:

2021 vs 2020

Crop nutrients

Sales and gross margin increased in 2021 due to higher global sales volumes and higher selling prices from strong agriculture fundamentals. Gross margin percentage was flat as increases in selling prices were offset by higher purchasing costs.

Crop protection products

Sales and gross margin increased in 2021 primarily due to higher selling prices, market share growth and higher proprietary product sales. Gross margin percentage increased by 1 percentage point compared to 2020 due to strategic procurement in a rising pricing environment, higher proprietary product sales and product mix.

Seed

Sales and gross margin increased in 2021 due to significant organic growth achieved in South America and Australia following recent expansion initiatives and acquisitions, higher planted acreage in key regions where we operate, and strong grower margins leading to increased purchases. Gross margin percentage increased by 1 percentage point due to price increases, including from our proprietary products.

Merchandise	Sales and gross margin increased in 2021 due to strong grower and rancher purchasing in Australia.

Nutrien Financial	Gross margin increased in 2021 due to higher utilization and adoption of our programs, including from the expansion of Nutrien Financial.

Services and other

Gross margin increased in 2021, despite lower sales due to the divestment of an Australian livestock export business, which more than offset higher Australian livestock and real estate sales and higher US custom application sales.

Selling expenses	Expenses increased in 2021 due to higher sales activity, while selling expenses as a percentage of sales decreased.

Adjusted EBITDA

Adjusted EBITDA increased in 2021 primarily due to higher sales and gross margin from strong crop prices driving demand for crop input products, while improving cash expense levels as a percentage of sales compared to 2020.

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 24  |  Nutrien Annual Report 2021

SELECTED RETAIL MEASURES

	2021	2020

Proprietary products margin as a percentage of product line margin (%)
Crop nutrients	21	25
Crop protection products	34	32
Seed	44	46
All products	23	23
Crop nutrients sales volumes (tonnes – thousands)
North America	9,848	9,746
International	3,535	2,986
Total	13,383	12,732
Crop nutrients selling price per tonne
North America	556	421
International	512	367
Total	545	408
Crop nutrients gross margin per tonne
North America	133	99
International	82	55
Total	119	89

Financial performance measures	2023 Target	2021 Actuals	2020 Actuals

Retail adjusted EBITDA margin (%) [1]	11	11	10
Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2]	1,100	1,481	1,075
Retail adjusted average working capital to sales (%) [3]	17	13	15
Retail adjusted average working capital to sales excluding Nutrien Financial (%) [3,4]		–	5
Nutrien Financial adjusted net interest margin (%) [3],4		6.6	5.3
Retail cash operating coverage ratio (%) [3]	60	58	62
Retail normalized comparable store sales (%) [3],4		7	6
Retail digital platform sales to total sales (%) [1]	50	17	11
Retail grower engagement (%) [4,5]		11	10

1	These are supplementary financial measures. See the “Other Financial Measures” section.
2	Excluding acquisitions.
3	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.
4	No target was provided.
5	Percent of North American Retail growers doing one or more significant activities on the digital platform, such as ordering products and making payments.

Nutrien Financial

We offer flexible financing solutions to our customers in support of Nutrien’s agricultural product and service sales. Qualifying retail customers in the US and Australia are offered extended payment terms, typically up to one year, to facilitate the alignment of grower crop cycles with cash flows. Nutrien Financial revenues are primarily earned through interest and service fees that are charged to our Retail branches.

We hold a significant portion of receivables from customers that have historically experienced a low-default rate. We manage our credit portfolio based on a combination of review of customer credit metrics, past experience with the customer and exposure to any single customer. Nutrien Financial, which is our wholly owned finance captive, monitors and services the portfolio of our high-quality receivables from customers that have the lowest risk of default among Retail’s receivables from customers. We monitor the results of this portfolio of receivables separately because we calculate the cost of capital attributable to the high-quality receivables from customers differently from our other receivables. Specifically, we assume a debt to equity ratio of 7:1 in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial relies on corporate capital for funding. We estimate the deemed interest expense using an average borrowing rate of 1.25 percent applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial. The balance of our Retail receivables (outside of Nutrien Financial) are subject to marginally higher credit risk.

							As at December 31,

(millions of US dollars)	Current	<31 days past due	31–90 days past due	>90 days past due	Gross Receivables	Allowance [1]	2021 Net Receivables	2020 Net Receivables

North America	1,410	45	12	47	1,514	(26)	1,488	1,150
International	537	47	26	54	664	(2)	662	242
Nutrien Financial receivables [2]	1,947	92	38	101	2,178	(28)	2,150	1,392

1	Bad debt expense on the above receivables for the year ended December 31, 2021 was $10 million (2020 – $26 million) in the Retail segment.
2	Gross receivables include $1,792 million (2020 – $1,147 million) of very low risk of default and $386 million (2020 – $270 million) of low risk of default.

OVERVIEW      |     MANAGEMENT’S DISCUSSION & ANALYSIS    |     FOUR-YEAR HIGHLIGHTS           FINANCIAL STATEMENTS           OTHER INFORMATION

Nutrien Annual Report 2021  |  25

POTASH

$2.7B Record Adjusted EBITDA	13.6Mmt Record Sales Volume	1Mmt Potash Produced Using Tele-remote and Autonomous Methods

Our Business

Nutrien is well-positioned to create long-term value due to our flexible, low-cost network of 6 mines, and significant volume growth optionality.

As the world’s largest soft rock miner and producer of potash, with approximately 21 percent of global capacity, our mines are positioned to provide the world with decades of low-cost production. Situated in the best potash geology in the world, we employ world-class technology, processes and decades of experience, enabling our assets to reliably and safely produce potash.

We have 4 million tonnes of available potash capacity that can be brought online with limited time and capital in response to increasing global demand or due to supply interruptions. In addition, we have line of sight to 5 million tonnes of additional brownfield expansions, which can be incrementally developed at a much lower cost and shorter timeline than a greenfield mine.

We operate 6 mines as part of a diverse and flexible network that allows us to optimize our assets to cost-effectively supply the market and minimize the risk of lost production and sales due to unforeseen production downtime. Our product diversity allows us to serve customers in all major markets around the globe.

Our extensive transportation and distribution network is built to serve global markets and withstand even the most disruptive weather or market-driven events. Our North American assets alone consist of approximately 6,200 railcars and 300 distribution points. Canpotex provides us access to 4 marine terminals in Canada and the US for delivery to over 40 international markets, providing the highest level of reliability for our customers.

Safety is paramount to Nutrien’s culture and actions, and in Potash is supported by actions such as our investment in maintaining our production network, decades of developing best practices in potash mining and the adoption of new technologies.

We are also committed to supporting the communities we live in, and with our 6 mines situated in the province of Saskatchewan, engaging with Indigenous communities is vital to our long-term success. This priority is carried out through employment, supply chain and investment that provides for the opportunity to build meaningful relationships in our communities.

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 26  |  Nutrien Annual Report 2021

Competitive Landscape

High quality potash reserves in significant quantities are limited to a small number of countries globally. Canada has the largest known global potash reserves, accounting for approximately 38 percent of the total.

More than 75 percent of the world’s potash capacity is held by the six largest producers. Our primary competitors are located in Russia, Belarus, Canada, Germany, Israel and Jordan. Building new production capacity requires significant capital and time to bring online. Geological and geopolitical events can result in short-term disruptions to global supply.

Most major potash-consuming countries in Asia and Latin America have limited or no indigenous production capability and rely on imports to meet their needs. This is an important difference between potash and other major crop nutrients. Trade typically accounts for approximately three-quarters of demand for potash, resulting in a globally diversified marketplace.

The global demand growth rate for potash has outpaced that of other primary nutrients, averaging approximately 2.9 percent cumulative annual growth rate (“CAGR”) since 2015, with the expectation of an additional 18 million tonnes of new demand added by 2030.

Potash demand growth will be driven by increasing nutrient requirements of higher-yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

Our Strategy

We will utilize our world-class network to respond quickly to changes in market supply and demand dynamics. We will continue to focus on efficiency and new technologies to lower our costs, optimize our asset base, and preserve the reliability and safety of our operations.

   1

Production

  Capacity

   2

    Network

   Optimization

3

   Next Generation

Potash

In addition to being the world’s largest potash producer, our 4 million tonnes of available capacity positions us to bring on significant additional low-cost production that no other existing producer has the capability to deliver. Our world-class mine network and transportation and distribution system reliably provides tonnes to key markets around the world. We continuously assess market needs, preserving the ability to flex our mine network and increase production as needed to meet demand growth and industry supply disruptions.	We are focused on achieving the optimal production mix, which maximizes the benefits of our low-cost position and a leading domestic and offshore distribution network. At the same time, we regularly undertake preventative maintenance to ensure the high quality, reliability and safety of our operations.	We are investing in initiatives focused on self-generated power (including solar and wind), autonomous and tele-remote mining, and other advanced technologies to continue to lower our production costs, optimize throughput, and improve our environmental footprint and safety performance. These are being made from the mine face right through to the mill.

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Nutrien Annual Report 2021  |  27

2021 Performance

Our Potash network demonstrated its scale, flexibility and reliability this year by significantly increasing production, while progressing on innovation initiatives to further optimize our production capability and cost profile, and ensuring our workers’ safety remained a top priority.

In response to strong global demand and supply constraints, Nutrien stepped up in 2021 and produced nearly 1 million tonnes of additional potash compared to what was planned at the start of the year. That decision was made to ensure our customers around the world received the product they needed and highlighted the capability of our flexible 6-mine network. We increased production of granular potash in response to increased demand for this premium product, showcasing our product mix agility. This production increase contributed to record potash sales volumes of 13.6 million tonnes, and record Potash adjusted EBITDA of $2.7 billion.

Our performance was also largely attributable to the strength of our supply chain, where we were able to deliver on our sales commitments despite two major weather-related rail interruptions in British Columbia. Having access to 6 mines and 4 marine terminals is a significant advantage for Nutrien and underscores our leadership position in the potash business. Despite headwinds from a stronger Canadian dollar, raw material cost inflation, and higher royalties, our average cost of goods sold per tonne was up by only 2 percent, due to mine network optimization and focus on cost control.

We advanced autonomous and tele-remote mining initiatives, which allow us to remove our operators from the active mining face. We are now able to operate mining machines from surface at our Lanigan and Cory mines. In 2021, we produced more than 1 million tonnes of product using autonomous and tele-remote methods. Within the scope of our Predictive Maintenance program, many of our key assets utilize machine vision capabilities to monitor and predict failures, inform maintenance strategies, and minimize downtime of our mines and mills. The Next Generation Potash program highlights the power of Nutrien’s Potash production network, relying on a broad spectrum of internal expertise and experience and partnering with local and international partners.

Progress was made on our self-generation initiatives that aim to produce power using wind and solar energy at our potash production facilities, and construction of a natural gas facility at our Rocanville mine site that is expected to meet the majority of power demand with lower-emission electricity than available from the public grid.

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 28  |  Nutrien Annual Report 2021

POTASH FINANCIAL PERFORMANCE

	Dollars			Tonnes (thousands)			Average per Tonne

(millions of US dollars, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product
Net sales
North America	1,638	908	80	5,159	4,815	7	317	189	68
Offshore	2,398	1,238	94	8,466	8,009	6	283	155	83

	4,036	2,146	88	13,625	12,824	6	296	167	77
Cost of goods sold	1,285	1,183	9				94	92	2

Gross margin – total	2,751	963	186				202	75	169
Expenses [1]	512	248	106	Depreciation and amortization			36	35	2

EBIT	2,239	715	213	Gross margin excluding depreciation
Depreciation and amortization	488	452	8	and amortization – manufactured [3]			238	110	116

EBITDA	2,727	1,167	134	Potash cash cost of product
Adjustments [2]	9	23	(61)	manufactured [3]			63	59	7

Adjusted EBITDA	2,736	1,190	130

1	Includes provincial mining taxes of $466 million (2020 – $201 million).
2	See Note 3 to the consolidated financial statements.
3	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

The most significant contributors to the changes in our Potash financial performance were as follows:

2021 vs 2020

Sales volumes

North America and Offshore sales volumes increased in 2021 due to very strong global demand, tight global supply caused by outages from other potash producers, and our ability to increase production from our flexible, low-cost network of six mines and integrated transportation and logistics system.

Net realized selling price

Average selling prices increased in 2021 compared to 2020 due to higher global benchmark prices and tighter global supply caused by competitor outages and project delays as well as uncertainty regarding future sanctions on Belarus.

Cost of goods sold per tonne

Costs increased in 2021 due to the stronger Canadian dollar, higher royalties resulting from increased selling prices, higher input costs resulting from inflation, higher natural gas costs and changes in mine production mix.

Provincial mining taxes

We are subject to Saskatchewan provincial resource taxes, including the potash production tax and the resource surcharge. Expenses increased in 2021 primarily due to higher average potash selling prices, which are the basis for certain taxes.

Adjusted EBITDA	Adjusted EBITDA increased in 2021 due to the impact of higher net realized selling prices, which was partially offset by higher cash cost of goods sold per tonne and higher provincial mining taxes.

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Nutrien Annual Report 2021  |  29

CANPOTEX SALES BY MARKET

(percentage of sales volumes except as otherwise noted)	2021	2020	Change

Latin America	38	32	6
Other Asian markets [1]	35	25	10
China	11	22	(11)
Other markets	10	7	3
India	6	14	(8)

1	All Asian markets except China and India.

POTASH PRODUCTION

			Operational Capability [2]		Production

(million tonnes KCI)	Nameplate Capacity	[1]	2022	2021	2021	2020

Rocanville Potash	6.5		5.2	5.2	5.00	5.29
Allan Potash	4.0		3.0	3.0	2.78	2.79
Vanscoy Potash	3.0		1.1	1.0	1.05	0.51
Lanigan Potash	3.8		2.7	2.8	2.91	2.33
Cory Potash	3.0		2.0	1.8	1.77	1.40
Patience Lake Potash	0.3		0.3	0.3	0.28	0.27

Total	20.6		14.3	14.1	13.79	12.59

Shutdown weeks [3]					14	38

1

Represents estimates of capacity as at December 31, 2021. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

2

Estimated annual achievable production level at current staffing and operational readiness (estimated at the beginning of the year, and may vary during the year, and year-to-year, including between our facilities). Estimate does not include inventory-related shutdowns and unplanned downtime. In 2021, in response to strong global demand and supply constraints, we produced nearly 1 million tonnes of additional potash compared to what was planned.

3	Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

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 30  |  Nutrien Annual Report 2021

NITROGEN

$2.3B	500K	1.1M
Record Adjusted EBITDA	Tonnes Expected Production Capacity from Phase 2 Brownfield Projects Started in 2021	Tonnes CO2e Captured

Our Business

Nutrien has a large, low-cost nitrogen business that supplies a diverse set of agricultural and industrial end markets. We play a leading role in providing solutions to the sustainable production and use of nitrogen products.

Our 9 nitrogen production facilities across North America and Trinidad possess significant advantages. Nutrien is one of the largest producers of nitrogen products in the world, including ammonia capacity of 7.1 million tonnes. Our sales portfolio represents a well-balanced combination of agricultural and industrial products, providing flexibility to optimize our product mix during changing market conditions. Agriculture sales represent approximately 60 percent of our nitrogen sales.

Our North American operations are situated in close proximity to major consuming markets, providing selling and delivery advantages. Our operations in Canada and the US have access to some of the lowest cost natural gas feedstock supply in the world, which represents approximately 80 percent of our total nitrogen sales volume. We have an extensive network of approximately 220 distribution points with over 1.3 million tonnes of storage capacity, providing the ability to place product and service customers very efficiently.

Our Trinidad operations are situated on tide water, where we deliver to approximately 30 countries, with a focus on industrial end markets. We have gas supply contracts in Trinidad with gas costs indexed to ammonia prices. We also have an investment in a world-scale nitrogen facility in Argentina, which serves the growing agricultural markets in South America.

Nutrien is playing a leading role in sustainably feeding the world, including improvements to the environmental footprint of nitrogen production and agricultural use. We have two active carbon sequestration projects and are a leader in low-carbon ammonia production, with 1 million tonnes of production capability. We also have many nitrogen-based fertilizer products that play an innovative and effective role in reducing farming’s environmental footprint, including over 450 thousand tonnes of our proprietary enhanced efficiency ESN® product.

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Nutrien Annual Report 2021  |  31

Competitive Landscape

Production of nitrogen is the most geographically diverse of the three primary crop nutrients due to the widespread availability of hydrogen sources, with low-cost and reliable energy feedstock being a key competitive advantage.

Ammonia is primarily consumed close to the regions in which it is produced due to the cost of transportation, whereas urea and nitrogen solutions are more widely transported and traded. We compete with other producers in Canada and the US and several offshore suppliers.

Access to reliable and competitively priced energy feedstock supply has become an increasingly important driver of profitability, as recent weather, political and economic events have created additional volatility in certain global energy markets.

The US remains one of the largest importers of nitrogen and a key driver of global trade despite a significant increase in domestic capacity and production over the past decade.

In developed regions of the world, nitrogen producers are focused on reducing CO2e emissions. In addition, the scope of industrial uses for low-carbon ammonia has expanded, including marine fuels and as a hydrogen carrier for power generation, with the potential to significantly increase global demand for ammonia. These changes present an opportunity for Nutrien, due to the location of our assets, existing supply chain and customer relationships.

Our Strategy

Nutrien is growing the nitrogen business through strategic investment projects that improve the reliability and energy efficiency of our plants, while increasing capacity and product flexibility. We are also taking steps to reduce GHG emissions and are evaluating opportunities to further enhance our capability to produce low-carbon ammonia.

1

Reliability, Efficiency

and Productivity

We are investing in short-payback projects that improve the safety and efficiency of our plants. These initiatives reduce production costs, help to prevent unplanned downtime and provide a safer environment for our employees. We will continue to optimize our nitrogen network to best leverage the production flexibility of our low-cost facilities and extensive distribution network.

2

Brownfield

Capacity Expansions

Nutrien is growing and improving the position of our assets through low-risk, high return projects that enhance our product mix, improve our energy efficiency and expand our North American capacity. We expect to invest $260 million in a second phase of brownfield projects that will add approximately 500 thousand tonnes of annualized, low-cost and environmentally efficient production capacity over the next few years.

3

Sustainability

Leader

We are reducing the carbon footprint of our nitrogen operations through energy efficiency and N2O abatement initiatives, as well as evaluating additional opportunities to expand our capability to produce low-carbon ammonia. We are working on a number of innovative projects and partnerships, such as a pilot with the US Department of Energy assessing the feasibility of green ammonia, and a partnership with EXMAR to develop an ammonia-fueled vessel. We are also supporting our grower customers reduce their footprint by expanding our portfolio of sustainable products including ESN®, and sales of urea solutions into the DEF market.

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 32  |  Nutrien Annual Report 2021

2021 Performance

We provided outstanding service to our customers in the wake of strong global demand and impacts of weather-related production outages and rising global energy feedstock costs.

We delivered record Nitrogen adjusted EBITDA of $2.3 billion highlighting the advantage of our low-cost assets, in-market production and extensive distribution network. Despite weather-related production downtime, we were able to utilize our geographically diversified network to meet our sales commitments. We completed two large turnarounds at Borger and Redwater, ensuring continued safety, reliability and efficiency at our sites.

Phase 1 of our brownfield expansion projects, which started in 2018, was completed in 2021 on time and on budget, and we expect to fully realize the benefits of these projects in 2022. We initiated Phase 2 of our brownfield expansion projects in 2021, which will increase production volume and improve energy efficiency and are expected to generate attractive returns on investment.

We captured 1.1 million tonnes of CO2 equivalent in 2021. Sales of our ESN® product and urea solutions product into DEF markets in 2021 were over 1 million tonnes, representing a combined 6 percent growth rate from 2020. In addition, we have approved and commenced with the first tranche of decarbonization projects in Nitrogen, allocating $50 million towards projects that will reduce our CO2 equivalent emissions by approximately 1 million tonnes by the end of 2023 and provide a significant step towards our 2030 GHG emissions reduction targets.

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Nutrien Annual Report 2021  |  33

NITROGEN FINANCIAL PERFORMANCE

	Dollars			Tonnes (thousands)			Average per Tonne

(millions of US dollars, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product
Net sales
Ammonia	1,393	621	124	2,919	2,778	5	477	224	113
Urea	1,463	933	57	3,059	3,475	(12)	478	268	78
Solutions, nitrates and sulfates	1,128	668	69	4,747	4,713	1	238	142	68

	3,984	2,222	79	10,725	10,966	(2)	371	203	83
Cost of goods sold	2,353	1,804	30				219	165	33

Gross margin – manufactured	1,631	418	290				152	38	300
Gross margin – other [1]	95	57	67	Depreciation and amortization			52	55	(5)

Gross margin – total	1,726	475	263	Gross margin excluding depreciation
Income	(3)	(225)	(99)	and amortization – manufactured [3]			204	93	120

EBIT	1,729	700	147	Ammonia controllable cash cost of
Depreciation and amortization	557	599	(7)	product manufactured [3]			50	43	16

EBITDA	2,286	1,299	76
Adjustments [2]	22	(219)	n/m

Adjusted EBITDA	2,308	1,080	114

1	Includes other nitrogen (including ESN® and Rainbow) and purchased products and comprises net sales of $705 million (2020 – $518 million) less cost of goods sold of $610 million (2020 – $461 million).
2	See Note 3 to the consolidated financial statements.
3	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

The most significant contributors to the changes in our Nitrogen financial performance were as follows:

2021 vs 2020

Sales volumes	Sales volumes decreased slightly in 2021 due to more planned plant turnaround activity, temporary production outages and lower inventory volumes at the beginning of 2021 compared to 2020.

Net realized selling price

Our average selling price for nitrogen products increased in 2021 due to higher benchmark prices resulting from the strength in global demand and tight global supply caused by production outages and higher energy prices in key nitrogen exporting regions.

Cost of goods sold per tonne	Costs were higher in 2021 primarily due to higher natural gas prices. Raw material costs and period costs related to plant downtime were also higher in 2021 compared to 2020.

Income

Other income decreased in 2021 mainly due to a one-time gain in 2020 of $250 million recognized from the sale of our equity-accounted investment in Misr Fertilizers Production Company S.A.E. (“MOPCO”) and settlement of related legal claims.

Adjusted EBITDA	Adjusted EBITDA increased in 2021 primarily due to higher net realized selling prices more than offsetting higher cash cost of goods sold per tonne from higher natural gas costs.

NATURAL GAS PRICES IN COST OF PRODUCTION

(US dollars per MMBtu, except as otherwise noted)	2021	2020	% Change

Overall gas cost excluding realized derivative impact	4.60	2.31	99
Realized derivative impact	0.01	0.05	(80)

Overall gas cost	4.61	2.36	95

Average NYMEX	3.84	2.08	85
Average AECO	2.84	1.68	69

2021 vs 2020

Overall gas cost

Gas prices in our cost of production increased in 2021 as a result of higher North American gas index prices and increased gas costs in Trinidad, where gas prices are linked to ammonia benchmark prices.

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SELECTED NITROGEN MEASURES

	2021	2020

Sales volumes (tonnes – thousands)
Fertilizer	6,028	6,750
Industrial and feed	4,697	4,216
Net sales (millions of US dollars)
Fertilizer	2,364	1,467
Industrial and feed	1,620	755
Net selling price per tonne
Fertilizer	392	217
Industrial and feed	345	179

NITROGEN PRODUCTION

	Ammonia [1]				Urea [2]

			Production				Production

(million tonnes product)	Annual Capacity	[3]	2021	2020	Annual Capacity	[3]	2021	2020

Trinidad Nitrogen [4]	2.2		1.66	1.57	0.7		0.72	0.73
Redwater Nitrogen	0.9		0.72	0.85	0.7		0.53	0.75
Augusta Nitrogen	0.8		0.73	0.66	0.6		0.55	0.46
Lima Nitrogen	0.7		0.76	0.61	0.5		0.50	0.40
Geismar Nitrogen	0.5		0.50	0.55	0.4		0.33	0.35
Carseland Nitrogen	0.5		0.52	0.55	0.8		0.72	0.74
Fort Saskatchewan Nitrogen	0.5		0.46	0.48	0.4		0.41	0.44
Borger Nitrogen	0.5		0.25	0.40	0.6		0.31	0.53
Joffre Nitrogen	0.5		0.40	0.39	–		–	–

Total	7.1		6.00	6.06	4.7		4.07	4.40

Adjusted total [5]			3.94	4.10

Ammonia operating rate [5]			90	93

1	All figures are shown on a gross production basis.
2	Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.
3	Annual capacity estimates include allowances for normal operating plant conditions.
4

In 2021, we temporarily reopened our previously closed ammonia plant in Trinidad to offset reduced production at one of our other ammonia plants. We expect the plant to operate until mid-2022, after which it will close indefinitely.

5	Excludes Trinidad and Joffre.

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PHOSPHATE

$540M	89%	2,700
Record	P205	Acres of Land Returned Back to
Adjusted EBITDA	Operating Rate	Productive Use After Phosphate
		Rock Mining (2019–2021)

Our Business

We are the second largest phosphate producer in North America and sell approximately 3 million tonnes of fertilizer, feed and industrial phosphate products.

Nutrien has two large integrated phosphate facilities in the US, and 4 regional product upgrade facilities. Due to the high quality of our phosphate rock, we can produce a diverse mix of phosphate products, including solid and liquid fertilizers, feed and industrial acids.

This flexibility allows us to optimize our product mix during changing market conditions. We sell the majority of our product in the North American market and benefit from our extensive distribution network and customer relationships. Agriculture sales represent approximately 75 percent of our phosphate sales.

We are expanding production of industrial and specialty fertilizer products that have historically provided more stable and higher margins. Our MAP with micronized sulfur content is one example of innovative product lines we continue to bring to the market.

Competitive Landscape

Phosphate rock is found in significant quantity and quality in only a handful of geographic locations, and few with a progressive sustainability record.

We compete with producers primarily from China, Morocco, Russia, Saudi Arabia and the US. To produce finished phosphate products (DAP, MAP), access to low-cost ammonia and sulfur is also an important consideration.

Many factors impact the viability of developing a rock deposit for mining. These include the quality of the phosphate rock deposit, government stability, environmental requirements and proximity to target markets. Given the concentration of deposits in North Africa and the Middle East, government involvement is a major consideration when evaluating potential phosphate project developments.

Producers in Morocco and Saudi Arabia have added the majority of new capacity over the past decade. The ability of these countries to add low-cost capacity and operate under different environmental regulations resulted in an extended period of oversupply in the global market. As a result, total US phosphate production has declined by 29 percent over this period.

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Our Strategy

We are focused on optimizing our existing business by lowering our controllable operating costs, increasing plant reliability and further diversifying our product mix.

Phosphate fertilizer remains an essential input for crop nutrition. We will continue to invest in our assets, while focusing on generating positive free cash flow for the business unit.

Industrial and specialty fertilizer products continue to be a focus area as they historically yield higher margins. We will explore value-enhancing strategic partnerships that develop additional revenue streams from our existing assets, such as our anhydrous hydrogen fluoride (“AHF”) project at Aurora, and our hydrofluorosilicic acid (“HFSA”) business at White Springs.

2021 Performance

We generated record Phosphate adjusted EBITDA of $540 million due to an improvement in market fundamentals and continued improvements to our controllable cost profile and product mix.

Phosphate margins increased significantly as higher selling prices more than offset higher raw material costs and lower sales volume. We were able to increase our phosphoric acid operating rate by 2 percent compared to 2020 and increased our proportion of sales of higher-margin specialty phosphate products. Construction of our AHF plant with our partner Arkema was completed in 2021, and production is expected to start in the first half of 2022. Over the last three years we returned 2,700 acres of land back to its productive use after phosphate mining. We will continue to invest in the reliability and safety of our assets. Enhancing reliability reduces GHG emissions associated with phosphate production. Additionally, we will continue to advance our reclamation projects that return land back to its production use. Our reclamation process has earned state and national awards in the US.

 P

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PHOSPHATE FINANCIAL PERFORMANCE

	Dollars			Tonnes (thousands)			Average per Tonne

(millions of US dollars, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Fertilizer	1,108	671	65	1,840	2,048	(10)	602	328	84
Industrial and feed	520	404	29	779	733	6	667	552	21

	1,628	1,075	51	2,619	2,781	(6)	622	387	61
Cost of goods sold	1,227	1,044	18				469	376	25

Gross margin – manufactured	401	31	n/m				153	11	n/m
Gross margin – other [1]	20	5	300	Depreciation and amortization			58	78	(26)

Gross margin – total	421	36	n/m	Gross margin excluding depreciation
Expenses	36	791	(95)	and amortization – manufactured [2]			211	89	136

EBIT	385	(755)	n/m
Depreciation and amortization	151	218	(31)

EBITDA	536	(537)	n/m
Adjustments [3]	4	769	(99)

Adjusted EBITDA	540	232	133

1	Includes other phosphate and purchased products and comprises net sales of $201 million (2020 – $127 million) less cost of goods sold of $181 million (2020 – $122 million).
2	This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.
3	See Note 3 to the consolidated financial statements.

The most significant contributors to the changes in our Phosphate financial performance were as follows:

2021 vs 2020

Sales volumes

Sales volumes decreased in 2021 from lower fertilizer volumes due to a slower start to the season and lower inventory volumes at the beginning of 2021, partially offset by higher industrial and feed volumes due to changes in product mix.

Net realized selling price

Our average realized phosphate fertilizer selling prices increased in 2021 consistent with higher global benchmark prices driven by higher global demand, tight global supply and higher raw material costs compared to 2020. Industrial and feed selling prices increased to a lesser extent than fertilizer selling prices due to a lag in price realizations relative to spot prices.

Cost of goods sold per tonne

Costs increased in 2021 due to higher sulfur and ammonia input costs, partially offset by lower depreciation and amortization from lower depreciable asset values resulting from the asset impairment recorded in the third quarter of 2020. In 2020, costs were also favorably impacted by a change in estimate related to an asset retirement obligation.

Impairment of assets

In 2020, we recorded non-cash impairments of assets relating to our property, plant and equipment at Aurora and White Springs of $545 million and $215 million, respectively, primarily due to lower long-term forecasted global phosphate prices.

Adjusted EBITDA	Adjusted EBITDA increased in 2021 due to the impact of higher selling prices more than offsetting higher cost of goods sold per tonne.

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PHOSPHATE PRODUCTION

	Phosphate Rock			Phosphoric Acid (P2O5)			Liquid Products				Solid Fertilizer Products

		Production			Production				Production			Production

(million tonnes)	Annual Capacity	2021	2020	Annual Capacity	2021	2020	Annual Capacity		2021	2020	Annual Capacity	2021	2020

Aurora Phosphate	5.4	3.77	3.94	1.2	1.05	0.98	2.7	[1]	2.12	1.99	0.8	0.80	0.83
White Springs Phosphate	2.0	1.62	1.81	0.5	0.47	0.46	0.7	[2]	0.44	0.43	0.8	0.40	0.35

Total	7.40	5.39	5.75	1.70	1.52	1.44	3.40		2.56	2.42	1.60	1.20	1.18

P2O5 operating rate					89	85

1

A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity comprised of 2.0 million tonnes merchant grade acid and 0.7 million tonnes superphosphoric acid.

2

Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer.

In addition to the production above, annual capacity (in millions of tonnes) for phosphate feed and purified acid was 0.7 and 0.3, respectively. Production in 2021 was 0.31 and 0.24, respectively, and 2020 production was 0.31 and 0.20, respectively.

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CORPORATE AND OTHERS FINANCIAL PERFORMANCE

“Corporate and Others” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units.

(millions of US dollars, except as otherwise noted)	2021	2020	% Change

Sales [1]	–	82	(100)
Cost of goods sold	–	74	(100)

Gross margin	–	8	(100)
Selling expenses	(21)	(24)	(13)
General and administrative expenses	275	269	2
Share-based compensation expense	198	69	187
Impairment of assets	–	5	(100)
Other expenses	253	230	10

EBIT	(705)	(541)	30
Depreciation and amortization	49	52	(6)

EBITDA	(656)	(489)	34
Adjustments [2]	348	203	71

Adjusted EBITDA	(308)	(286)	8

1	Primarily relates to our non-core Canadian business that was sold in 2020.
2	See Note 3 to the consolidated financial statements.

The most significant contributors to the changes in our Corporate and Others financial performance were as follows:

2021 vs 2020

Share-based compensation expense	Share-based compensation expense was higher in 2021 due to higher payout amounts and higher value of share-based awards outstanding.

Other expenses	Increase in expenses was primarily due to additional cloud computing related expenses recognized in the first half of 2021 from our change in accounting policy and higher foreign exchange losses.

ELIMINATIONS

Eliminations of sales between operating segments in 2021 were $(1,612) million (2020 – $(1,115) million) with gross margin recovery of $(89) million (2020 – $21 million). Eliminations are not part of the Corporate and Others segment.

Eliminations increased due to higher-margin inventories held by our Retail segment as global commodity benchmark prices increased.

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FINANCE COSTS, INCOME TAX EXPENSE (RECOVERY)

AND OTHER COMPREHENSIVE INCOME

(millions of US dollars, except as otherwise noted)	2021	2020	% Change

Finance costs	613	520	18
Income tax expense (recovery)	989	(77)	n/m

Other comprehensive income	78	194	(60)

The most significant contributors to the changes in our finance costs, income taxes and other comprehensive income were as follows:

	2021 vs 2020

Finance costs	Finance costs increased mainly due to a loss of $142 million on early extinguishment of long-term debt, which primarily represents interest that we would have paid in future years if the long-term debt was not extinguished.

	Weighted Average Debt Balances and Rates

	(millions of US dollars, except as otherwise noted)	2021	2020

	Short-term balance [1]	648	2,329

	Short-term rate (%) [1]	1.0	1.7

	Long-term balance (excluding lease obligations)	9,689	9,282

	Long-term rate (excluding lease obligations) (%)	4.5	4.5

	Lease obligations balance	1,163	1,089

	Lease obligations rate (%)	2.8	3.1

	1 North American weighted average short-term debt balances were $451 million (2020 – $2,092 million) and rates were 0.2 percent (2020 – 1.4 percent).

Income tax expense (recovery)	There was an income tax expense in 2021 compared to a recovery in 2020 primarily due to significantly higher earnings in 2021 and discrete tax adjustments in 2020. The discrete tax adjustments in 2020 were primarily related to recoveries of prior year taxes due to US legislative changes. The change in effective tax rate is a result of significantly higher earnings in all jurisdictions.

	Effective Tax Rates and Discrete Items
	(millions of US dollars, except as otherwise noted)	2021	2020

	Actual effective tax rate on earnings (%)	24	3

	Actual effective tax rate including discrete items (%)	24	(20)

	Discrete tax adjustments that impacted the rate	(15)	(80)

Other comprehensive income	Other comprehensive income decreased primarily due to a lower gain on translation of our Retail operations in Australia as the Australian dollar weakened relative to the US dollar partially offset by higher fair value gain related to our investment in Sinofert Holdings Ltd. from share price movements.

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FINANCIAL HIGHLIGHTS

(millions of US dollars, except as otherwise noted)	2021	2020	2019

Sales [1]	27,712	20,908	20,084

Net earnings	3,179	459	992

Basic net earnings per share	5.53	0.81	1.70

Diluted net earnings per share	5.52	0.81	1.70

Total assets	49,954	47,192	46,799

Total non-current financial liabilities	8,455	10,947	9,431

Dividends declared per share	1.84	1.80	1.33

1	Certain immaterial figures have been reclassified for the year ended December 31, 2019.

	2021 vs 2020	2020 vs 2019

Sales	Sales increased due to strong demand for global crop inputs and tight global fertilizer supply resulting in higher net realized selling prices across our segments and higher Potash sales volumes.

Sales increased as higher Retail sales from acquisitions and strong organic growth, coupled with higher potash and nitrogen sales volumes, more than offset the impact of lower crop nutrient selling prices.

Net earnings and earnings per share

Net earnings and earnings per share increased in 2021 compared to 2020 due to higher gross margins from higher net realized selling prices. In 2020, we recorded a non-cash impairment of our Phosphate property, plant and equipment at Aurora and White Springs facilities and a net gain from disposal of our investment in MOPCO, which we do not incur in 2021.

The COVID-19 pandemic had a limited impact on our performance in 2021 and 2020.

Net earnings and earnings per share decreased compared to 2019 due to a non-cash impairment of our Phosphate property, plant and equipment at our Aurora and White Springs facilities and lower crop nutrient realized selling prices more than offsetting a net gain from disposal of our investment in MOPCO.

Assets and non-current financial liabilities

Assets increased slightly from 2020. Our working capital assets increased due to higher actual and anticipated sales activity resulting in higher receivables, inventories and prepaid expenses.

Non-current financial liabilities decreased due to the early extinguishment of debt in 2021.

The COVID-19 pandemic had a limited impact on our financial condition as at December 31, 2021 and 2020.

Assets increased slightly from 2019. Recent acquisitions and higher cash and cash equivalents offset the non-cash impairment of assets and disposal of our investment in MOPCO in 2020.

Non-current financial liabilities increased due to higher long-term debt from the issuance of new notes.

Dividends declared per share	Dividends declared per share increased as the dividend per share increased by one cent in 2021 compared to 2020.	In 2019, the Board declared three quarterly dividends following five quarterly dividends in 2018. In 2021 and 2020, the Board declared four quarterly dividends each year.

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FINANCIAL CONDITION REVIEW

Balance Sheet Analysis

Assets	Liabilities

For information regarding changes in cash and cash equivalents, refer to the “Sources and Uses of Cash” section and the consolidated statements of cash flows in our consolidated financial statements.

Receivables increased due to higher sales across all of our segments. This was a result of increased crop nutrient net realized selling prices and strong demand for crop inputs. Certain income tax receivables previously classified as non-current are currently realizable within one year.

Inventories increased due to the higher than average levels of inventory from higher cost to produce or purchase inventory and higher volumes of inventory held to meet anticipated demand and tight global supply.

Prepaid expenses and other current assets increased from higher prepaid inventory resulting from increases in crop input prices.

Property, plant and equipment increased primarily from ongoing capital projects including Next Generation, Nitrogen brownfield projects and recent acquisitions primarily in South America.

Short-term debt increased due to higher commercial paper issuances as part of our working capital management.

Long-term debt (including current portion) decreased due to early extinguishment of $2.1 billion in notes and debentures in 2021.

Payables and accrued charges increased due to higher payables balances from rising inventory costs, higher customer prepayments in anticipation of higher demand in 2022 and higher income tax payable from increased earnings.

Shareholders’ Equity
Retained earnings increased as net earnings exceeded dividends declared and share repurchases.

We do not hold material cash and cash equivalents in currencies other than the US dollar and Canadian dollar. We held approximately $275 million US dollar equivalent in other jurisdictions outside the US and Canada. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resources needs in North America.

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LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our 2021 significant liquidity sources are listed below along with our expected ongoing primary uses of liquidity:

Primary Uses of Liquidity	Primary Sources of Liquidity

•  inventory purchases and production

•  operational expenses

•  seasonal working capital requirements

•  investing to sustain and grow our safe, reliable and cost-efficient operations through sustaining and investing capital

•  business acquisitions

•  returning cash to our shareholders through dividends and share repurchases (see Note 23 to the consolidated financial statements)

•  principal payments of debt securities (see Note 18 to the consolidated financial statements)

• cash from operations (including customer prepayments) • commercial paper issuances • increase of credit facility limits and drawdowns • debt capital markets

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for the foreseeable future. We do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

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Sources and Uses of Cash

Our cash flows from operating, investing and financing activities are summarized in the following table:

(millions of US dollars, except as otherwise noted)	2021	2020	% Change

Cash provided by operating activities	3,886	3,323	17

Cash used in investing activities	(1,807)	(1,204)	50

Cash used in financing activities	(3,003)	(1,339)	124

Effect of exchange rate changes on cash and cash equivalents	(31)	3	n/m

(Decrease) increase in cash and cash equivalents	(955)	783	n/m

Cash provided by operating activities

•  Higher cash provided by operating activities due to higher earnings from strong demand for crop inputs and tight fertilizer supply in 2021, partially offset by higher working capital needs to meet anticipated demand and tight global supply.

Cash used in investing activities

•  Higher cash used in investing activities due to an increase of $234 million in capital expenditures from higher planned plant turnaround activities in our Nitrogen segment and higher maintenance activities in our Potash segment to maintain safe and reliable operations. We also received proceeds of $540 million in 2020 from the disposal of our investment in MOPCO, resulting in lower cash spend in 2020.

Cash used in financing activities

•  Higher cash used in financing activities due to early extinguishment of debt of $2 billion compared to long-term net debt issuance of $500 million in 2020.

•  This is partially offset by an increase of $1.3 billion in short-term net debt proceeds compared to repayment of $892 million in 2020. Short-term debt drawdowns are used to manage working capital requirements and other short-term finance needs.

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Cash Requirements

The following aggregated information about our contractual obligations and other commitments summarizes our liquidity and capital resource requirements as at December 31, 2021:

		Payments Due by Period

(millions of US dollars) at December 31, 2021	Financial Statement Note Reference	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years

Long-term debt	Notes 18, 26	7,813	544	525	1,071	5,673

Estimated interest payments on long-term debt	Note 26	5,258	346	638	607	3,667

Lease liabilities	Notes 19, 26	1,220	286	384	202	348

Estimated interest payments on lease liabilities	Note 26	155	27	39	25	64

Purchase commitments	Note 26	2,732	2,091	488	42	111

Capital commitments	Note 26	81	72	9	–	–

Other commitments	Note 26	509	183	138	91	97

Derivatives	Note 10	20	20	–	–	–

Asset retirement obligations and accrued environmental costs [1]	Note 22	3,260	150	260	109	2,741

Total		21,048	3,719	2,481	2,147	12,701

1	Commitments reflect the estimated cash outflows for these obligations. See Note 22 to the consolidated financial statements for details.

The information presented in the table above excludes:

•	planned (but not legally committed) cash requirements;

•	annual outflows for sustaining capital expenditures, business acquisitions and shareholder returns including share repurchases and dividends; and

•	estimated capital investment requirements in the range of $500 to $700 million by 2030 to achieve our 30 percent operational emissions reduction target.

For information on income taxes and pension and other post-retirement benefit funding, refer to Note 8 and Note 21, respectively, to the consolidated financial statements. Future cash requirements are subject to changes in regulations, actuarial assumptions, and our expected operating results.

On February 16, 2022, our Board approved a share repurchase program of up to a maximum of 55,111,100 or 10 percent of the public float (as defined in the TSX Company Manual) of Nutrien’s common shares. Subject to acceptance by the TSX, the 2022 share repurchase program will commence on March 1, 2022, and will expire on the earlier of February 28, 2023, the date on which we have acquired the maximum number of common shares allowable or the date we determine not to make any further repurchases.

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CAPITAL STRUCTURE AND MANAGEMENT

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. As at December 31, 2021, we had the following debt instruments available:

			Outstanding and Committed

			Short-Term		Long-Term

(millions of US dollars, except as otherwise noted)	Rate of Interest (%)	Total Facility Limit	As at December 31, 2021	As at December 31, 2020	As at December 31, 2021	As at December 31, 2020

Credit facilities

Unsecured revolving term credit facility [1]	n/a	4,500	–	–	–	–

Uncommitted revolving demand facility	n/a	500	–	–	–	–

Other credit facilities [2]	0.8 - 13.1	720	313	159	141	67

Commercial paper	0.3 - 0.4		1,170	–	–	–
Other short-term debt	n/a		77	–	–	–

Total			1,560	159	141	67

1

In 2021, we extended the maturity date from April 10, 2023 to June 4, 2026, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date of request.

2

Other credit facilities are unsecured and consist of South American facilities with debt of $211 million (December 31, 2020 – $172 million) and interest rates ranging from 1.8 percent to 13.1 percent, Australian facilities with debt of $211 million (December 31, 2020 – $19 million) and interest rates ranging from 0.8 percent to 0.9 percent, and other facilities with debt of $32 million (December 31, 2020 – $35 million) and interest rates ranging from 1.4 percent to 3.9 percent.

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Our commercial paper program is limited to the undrawn availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities. As at December 31, 2021, letters of credit consisted of $132 million outstanding and committed with $407 million remaining credit available.

Our long-term debt consists primarily of notes and debentures with the following maturities and interest rates:

On December 16, 2021, we redeemed $1.8 billion in aggregate principal amount of our long-term debt and completed a tender offer for $203 million in aggregate principal amount of notes and debentures. See Note 18 to the consolidated financial statements. The total cash spend for this repurchase was $2.2 billion and the related loss on debt extinguishment was $142 million. The debt repayment was funded by cash and commercial paper and is expected to result in an annualized interest savings of approximately $60 million.

We also have lease obligations totaling $1,220 million (including current portion) with a weighted average effective interest rate of 2.8 percent as at December 31, 2021.

Following the decision by global regulators to replace Interbank Offered Rates (“IBORs”) with alternative nearly risk-free rates (“RFRs”), in August 2020 the International Accounting Standards Board completed Phase 2 of the Interest Rate Benchmark Reform. We updated existing contracts extending past 2021 that referenced IBORs and there was no material impact on our consolidated financial statements as a result of the transition.

Debt Covenants

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facilities. We were in compliance with all such covenants as at December 31, 2021.

The table below summarizes the limit and result of our key financial covenant:

At December 31	Limit	2021

Debt to capital ratio [1]	0.65 : 1.00	0.32 : 1.00

1	Refer to Note 24 to the consolidated financial statements for the detailed calculation.

Credit Ratings

Our ability to access reasonably priced debt in the capital markets depends, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are normally a source of same-day cash for us. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt Rating (Outlook)		Short-Term Debt Rating

As at December 31,	2021	2020	2021	2020

Moody’s	Baa2 (stable)	Baa2 (stable)	P-2	P-2
S&P	BBB (stable)	BBB (stable)	A-2	A-2

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

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Outstanding Share Data

February 17, 2022

Common shares	551,302,860
Options to purchase common shares	6,723,663

For more information on our capital structure and management, see Note 24 to the consolidated financial statements.

For more information on our short-term debt and long-term debt, see Note 17 and Note 18 to the consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

Principal off-balance sheet activities primarily include:

•	Agreement to reimburse losses of Canpotex (see Note 29 to the consolidated financial statements).

•	Issuance of guarantee contracts (see Note 22 and Note 27 to the consolidated financial statements).

•	Agency arrangements with financial institutions in relation to certain customer loans (see Note 10 and Note 11 to the consolidated financial statements).

•

Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value (see Note 10 to the consolidated financial statements).

We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements.

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OTHER FINANCIAL INFORMATION

Related Party Transactions

Our most significant related party is Canpotex, which provides us with low-cost marketing and logistics for the offshore potash markets that we serve. Refer to Note 28 to the consolidated financial statements for information on our related party transactions.

Market Risks Associated With Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See Note 10 to the consolidated financial statements for information on our financial instruments, including the risks and risk management associated with such instruments.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

Refer to the notes to the consolidated financial statements for additional information on the following critical accounting estimates including methodology used for calculating our estimates (when applicable), key assumptions used, and factors considered in our estimates and judgments.

In 2021, we amended our critical accounting estimates to exclude business combinations – measurement of assets acquired and liabilities assumed. Unlike prior years, there were no business acquisitions in 2021 that required critical accounting estimates or judgment that could have a material effect on our consolidated financial statements.

Financial Statement Reference	Critical Accounting Estimate Description

Note 13 and Note 30

Long-lived asset impairment and reversals

We review, at each reporting period, for conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amount of our long-lived assets to be held and used. When such indicators exist, impairment testing is performed.

We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.

Significant estimates in the testing for potential impairment include determining the discount rate and making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or cash-generating units (“CGUs”). Certain assumptions are driven by external factors that could have a material impact on our analysis and could impact our financial condition and performance.

Note 14 and Note 30

Goodwill impairment

Operating segments other than Phosphate have goodwill allocated to them that must be assessed for impairment when events or circumstances indicate there could be an impairment, or at least annually. Based on our assumptions at the time of our goodwill impairment testing, the recoverable amount of each of our CGUs or groups of CGUs containing goodwill was in excess of their carrying amounts. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment. Such change in assumptions could be driven by global supply and demand and other market factors and changes in regulations and other future events outside our control.

Refer to Note 14 to the consolidated financial statements for the sensitivity of the results of goodwill impairment testing to changes in key assumptions.

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Financial Statement Reference	Critical Accounting Estimate Description

Note 8, Note 29 and Note 30

Income taxes – measurement

Significant estimates for the measurement of our income taxes include assessing the probability and measurement of our uncertain tax provisions related to complex global tax regulations, estimating forecasted taxable income and the timing of reversal of temporary differences, and assessing the probability of future taxable income used to recognize deferred tax assets. Although we believe our assumptions and estimates are reasonable, our tax assets are realizable, and our accruals for tax liabilities are adequate for all open tax years based on our interpretation of tax laws and prior experience, actual results could differ. Changes in the income tax legislations, regulations and interpretations may result in a material impact on our consolidated financial statements. Income taxes are recorded in our Corporate and Others segment.

Note 22 and Note 30

Asset retirement obligations (“AROs”) and accrued environmental costs (“ERLs”) – measurement

The Potash and Phosphate segments have these liabilities (which have a high degree of estimation uncertainty for future costs and estimated timelines) associated with their mining operations while the Corporate and Others segment has AROs and ERLs associated with non-operational mines.

For the Nitrogen segment, we have not recorded any asset retirement obligations as no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives of our facilities indefinitely.

QUARTERLY RESULTS

	2021				2020

(millions of US dollars, except as otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales [1]	7,267	6,024	9,763	4,658	4,052	4,227	8,431	4,198

Net earnings (loss)	1,207	726	1,113	133	316	(587)	765	(35)

Net earnings (loss) attributable to equity holders of Nutrien	1,201	717	1,108	127	316	(587)	765	(35)

Adjusted EBITDA [2]	2,463	1,642	2,215	806	768	670	1,721	508

Net earnings (loss) per share attributable to equity holders of Nutrien

Basic	2.11	1.26	1.94	0.22	0.55	(1.03)	1.34	(0.06)

Diluted	2.11	1.25	1.94	0.22	0.55	(1.03)	1.34	(0.06)

1	Certain immaterial figures have been reclassified in the first three quarters of 2020.
2	This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Our earnings are significantly affected by fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather.

In the third quarter of 2020, earnings were impacted by an $823 million non-cash impairment of property, plant and equipment primarily in the Phosphate segment as a result of lower long-term forecasted global phosphate prices. In the fourth quarter of 2020, earnings were impacted by a $250 million net gain from disposal of our MOPCO investment and settlement of related legal claims.

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Fourth Quarter Financial Performance

(millions of US dollars, except as otherwise noted)	Sales			Gross Margin

Three months ended December 31	2021	2020	% Change	2021	2020	% Change

Retail
Crop nutrients	2,035	1,108	84	428	236	81
Crop protection products	1,113	828	34	414	343	21
Seed	189	152	24	57	58	(2)
Merchandise	270	240	13	45	41	10
Nutrien Financial	51	37	38	51	37	38
Services and other	267	290	(8)	225	207	9
Nutrien Financial elimination [1]	(47)	(37)	27	(47)	(37)	27

Total	3,878	2,618	48	1,173	885	33

1	Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

(US dollars, except as otherwise noted)	Manufactured Product Sales Tonnes (thousands)			Manufactured Product Average Net Price per MT

Three months ended December 31	2021	2020	% Change	2021	2020	% Change

Potash
North America	1,002	1,041	(4)	494	192	157
Offshore	2,054	1,613	27	450	156	188

Sales	3,056	2,654	15	465	170	174
Cost of goods sold				100	116	(14)

Gross margin				365	54	576

Nitrogen
Ammonia	790	730	8	656	216	204
Urea	824	853	(3)	670	270	148
Solutions, nitrates and sulfates	1,221	1,262	(3)	316	133	138

Sales	2,835	2,845	–	514	195	164
Cost of goods sold				256	162	58

Gross margin				258	33	682

Phosphate
Fertilizer	509	466	9	741	387	91
Industrial and feed	202	182	11	766	551	39

Sales	711	648	10	749	433	73
Cost of goods sold				526	410	28

Gross margin				223	23	870

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Highlights of our 2021 fourth quarter compared to the 2020 fourth quarter results were as follows:

Q4 2021 vs Q4 2020

Retail

Gross margin increased due to higher sales from strong crop prices driving demand for crop input products. Selling expenses increased due to higher sales activity but decreased as a percentage of sales.

Potash

Gross margin increased due to higher net realized selling prices and record sales volumes in the fourth quarter of 2021. Net realized selling price increased in the fourth quarter of 2021 due to strong global demand supported by higher crop prices and impacts to global supply caused by competitor outages and project delays. Cost of goods sold per tonne decreased in the fourth quarter of 2021 due to lower depreciation and amortization compared to the same period of 2020 that was caused by production mix and from the timing of maintenance projects.

Nitrogen

Gross margin increased due to higher net realized selling prices from higher benchmark prices resulting from the strength in global agriculture markets and tight global nitrogen markets caused by a recovery in industrial nitrogen demand, production outages and higher energy prices. This was partially offset by an increase in cost of goods sold per tonne resulting from higher natural gas costs. Sales volumes decreased slightly as we sold more ammonia in lieu of downstream product with lower nitrogen content and due to production outages in the fourth quarter. Other income decreased mainly due to a gain on disposal of our MOPCO investment and settlement of related legal claims in the fourth quarter of 2020.

Phosphate

Gross margin increased due to higher net realized selling prices from higher global benchmark prices driven by higher global demand and tight global supply. This was partially offset by an increase in cost of goods sold per tonne resulting from higher raw material input costs.

Other fourth quarter financial highlights

Corporate and Others other expenses increased from $76 million to $112 million in 2021 primarily due to higher foreign exchange losses and higher expenses related to asset retirement obligations and accrued environmental costs of our non-operational sites from changes in our cost and discount rate estimates. This was partially offset by lower integration and restructuring related costs.

An income tax expense was recorded in the fourth quarter of 2021 due to higher earnings before income taxes. An income tax recovery was recorded in the fourth quarter of 2020 as the $250 million net gain on disposal of our investment in MOPCO did not increase income tax expense due to available capital losses. We also had discrete tax adjustments primarily related to recoveries of prior year taxes due to US legislative changes. The change in the actual effective tax rate on earnings is a result of a change in the proportionate earnings (loss) between jurisdictions.

We had higher cash flows from operating activities in the fourth quarter of 2021 compared to the same period in 2020 due to higher earnings from strong demand for crop inputs and tight fertilizer supply in 2021. The early repayment of long-term debt and repurchase of common shares in the fourth quarter of 2021 led to a higher use of cash flows from financing activities. This increase was partially offset with an increase in short-term debt proceeds compared to short-term debt repayments in the fourth quarter of 2020.

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2022 GUIDANCE

	2022 Guidance Ranges [1]

(billions of US dollars except as otherwise noted)	Low	High

Adjusted net earnings per share (“Adjusted EPS”) [2,3]	10.20	11.80
Adjusted EBITDA [2]	10.0	11.2
Retail adjusted EBITDA	1.7	1.8
Potash adjusted EBITDA	5.0	5.5
Nitrogen adjusted EBITDA	3.2	3.6
Phosphate adjusted EBITDA (in USD millions)	500	600
Potash sales tonnes (millions) [4]	13.7	14.3
Nitrogen sales tonnes (millions) [4]	10.8	11.3
Depreciation and amortization	2.0	2.1
Effective tax rate on adjusted earnings (%)	25	26
Sustaining capital expenditures [5]	1.2	1.3

1	See the “Forward-Looking Statements” section.
2	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.
3	Assumes 546 million shares outstanding for all EPS guidance and sensitivities.
4	Manufactured product only. Nitrogen sales tonnes excludes ESN® products.
5	This is a supplementary financial measure. See the “Other Financial Measures” section.

ASSUMPTIONS

2022 Average Canadian to US dollar exchange rate	1.26
2022 NYMEX natural gas (US dollars per MMBtu)	~4.00

2022 SENSITIVITIES

PRICE AND VOLUME SENSITIVITIES

Effect on

(millions of US dollars, except EPS amounts)		Adjusted EPS	Adjusted EBITDA

Price	Potash changes by $25/tonne	±0.40	±290
	Ammonia changes by $25/tonne	±0.07	±50
	Urea changes by $25/tonne	±0.11	±80

Volume	Potash changes by 100,000 tonnes	±0.05	±40
	Nitrogen changes by 50,000 N tonnes	±0.04	±30

Retail	Crop nutrients changes by 1% [1]	±0.11	±80
	Crop protection changes by 1% [1]	±0.08	±60
	Seed changes by 1% [1]	±0.03	±20

1	Gross margin as a percentage of sales.

INPUT COST SENSITIVITIES

Effect on

(millions of US dollars, except EPS amounts)	Adjusted EPS	Adjusted EBITDA
NYMEX natural gas price changes by $1/MMBtu (impact on Nitrogen)	±0.25	±180
Canadian to US dollar changes by $0.02	±0.03	±20

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ENTERPRISE RISK MANAGEMENT

Nutrien integrates risk management into our strategic and business activities to facilitate informed risk taking and responsible management of resources. We manage risk through our enterprise risk management process, which focuses on identifying and managing risks that are critical to achieving our strategic objectives, including those risks related to climate change.

Risk Governance

Risk management is an integral part of our business and is governed by our Board and Board committees, who oversee our Executive Leadership Team in understanding the principal risks to our business and strategy. Nutrien’s Executive Leadership Team has the responsibility of ensuring the Company’s key risks are being appropriately identified, assessed and addressed. With respect to climate-change matters, our Board Safety & Sustainability Committee has responsibility for oversight of our general strategy and policies for mitigating our climate-related risks and pursuing climate-related opportunities.

Responsibility and accountability for risk management are embedded in all levels of our organization, and we strive to integrate risk management into key decision-making processes and strategies. By considering risk throughout our business, we seek to align our strategy with our vision and effectively manage the risks that could have an impact on our ability to deliver our strategy. Nutrien uses the “Three Lines Model” for enterprise risk governance to define relationships and to clarify roles and responsibilities.

Key Risks

We characterize a key risk as a risk or combination of risks that could threaten the achievement of our vision, our business model, future financial performance or ability to deliver on our strategy. We evaluate and develop responses for those risks that could have significant business, financial, reputational, safety, health or environmental impacts.

We continue to assess and respond to the effects of the COVID-19 pandemic on our business and our stakeholders and evaluate related governmental and public health actions. The implications and related risks of the COVID-19 pandemic are summarized below. Depending on the extent and duration of the pandemic, it may also have the effect of heightening some of our other key risks. A summary of the risks we consider to be key risks at this time are discussed below. While these represent our key risks, we also continue to be exposed to other important general business, operational and climate-related risks. For a more detailed discussion of our key risks and all our risks, refer to Nutrien’s 2021 Annual Information Form.

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1	Agriculture Changes and Trends	Associated Key Priorities

Description

The following factors, in addition to other factors, could impact our strategy, demand for our products and/or services and/or financial performance: farm and industry consolidation; shifting grower demographics; agriculture productivity and development; increasing focus on sustainability in agriculture, including soil health and availability of arable land; diminishing biodiversity; climate change; water management; changes in consumer food preferences; government and climate-related initiatives; and technological innovation and digital business models.

Risk Management Approach

Our integrated business platform and diversified portfolio are designed to respond and adapt to changes in the agriculture industry. Nutrien provides a diverse portfolio of products, services and digital analytics that support growers to produce higher yields in a sustainable manner.

We believe Nutrien’s integrated digital platform positions our Retail business as a leader in agricultural solutions for growers and we are actively involved in the ag technology innovation space through external investments and partnership. Our digital tools allow growers to track their sustainability outcomes, providing transparency to value-chain partners. Our teams have strong industry knowledge and customer relationships.

In 2021, we launched our Feeding the Future Plan, which strives to transform agriculture through six 2030 commitments that address feeding the planet sustainably, supporting environment and climate action, driving inclusive agriculture, and helping meet the United Nations’ Zero Hunger Sustainable Development Goal.

2	Shifting Market Fundamentals	Associated Key Priorities

Description

Changes in global macro-economic conditions – including trade tariffs and/or other trade restrictions, volatility in global markets, supply chain constraints, increased price competition, or a significant change in agriculture production or consumption trends – could lead to a low crop price environment and reduced demand for our products or increased prices or decreased availability of raw materials used in making our products.

Risk Management Approach

Our diversified business model and portfolio of agricultural products, services and solutions, combined with our global presence, is designed to enable us to respond to changing economic conditions.

We have a favorable cost-to-service position and the flexibility to make operational changes across our portfolio in order to minimize the impact of changing market dynamics. We also engage in market development, education, training and customer relations initiatives that support growth.

3	Climate Change	Associated Key Priorities

Description

We are subject to risks related to climate change, which are commonly grouped into physical risk and transition risk categories.

Climate change may cause or result in, among other things, more frequent and severe weather events, diminishing biodiversity, changing weather factors such as changing temperatures, precipitation, wind, and water levels, and affect freshwater availability. Physical risks from climate change may also result in operational or supply chain delays, depending on the nature of the event.

Impacts of climate-related transition risks include, among other things, policy constraints on emissions, imposition of carbon pricing mechanisms, water restrictions, land use restrictions or incentives, changing consumer behavior and preferences, and market demand and supply shifts. We are also subject to reputational risks associated with climate change, including our stakeholders’ perception of our role in the transition to a lower-carbon economy. These factors as well as other factors resulting from climate change could adversely impact our business, financial condition, results of operations or liquidity.

Risk Management Approach

We have a sustainability strategy and an active Issues Management Team and have developed commitments supporting environmental and climate action as part of our Feeding the Future Plan. Our 2030 commitments focus on: investing in new technologies and pursuing the transition to low-carbon fertilizers; achieving at least a 30 percent reduction in Scope 1 and 2 GHG emissions per tonne of our products produced (from a baseline year of 2018); launching and scaling a comprehensive Carbon Program, empowering growers and our industry to accelerate climate-smart agriculture and soil carbon sequestration; and enabling growers to adopt sustainable and productive agricultural products and practices on 75 million acres globally.

We focus on research and development to help advance our products and sustainable agriculture and continue to offer growers products and technologies with a lower environmental impact and facilitate the adoption of agronomic best practices.

Learn More Refer to our website at www.nutrien.com for more information on our Feeding the Future Plan and our environment and climate action commitments.

Sustainability	Growth and Capital Allocation	Innovation and Technology	Employees

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4	Changing Regulations	Associated Key Priorities

Description

Changing laws, regulations and government policies – including those relating to health and safety, taxes and royalties, environment and climate change, including regulation of GHG emissions – could affect our ability to produce or sell certain products, reduce our efficiency and competitive advantage, increase our costs of raw materials, energy, transportation or compliance, or require us to make capital improvements to our operations – all of which could impact our strategy, operations, financial performance or reputation.

Risk Management Approach

We have a Government & Industry Affairs Team and an active engagement strategy with governments and regulators that keeps us current on regulatory developments affecting our business, allowing us to anticipate new or changing laws and regulations and put the Company in the best position for success while leveraging our industry association allies. We have a sustainability strategy and have developed commitments supporting environment and climate action, including GHG emissions reductions as part of our Feeding the Future Plan, to assist in managing the impact of potential regulatory changes. We work to minimize our Canadian, US and other international compliance costs through the implementation of various efficiency and GHG emissions reduction projects such as cogeneration and carbon capture.

5	COVID-19 Pandemic	Associated Key Priorities

Description

Nutrien’s business, financial condition, results of operations or liquidity could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises including the COVID-19 pandemic and any new variations or mutations of the COVID-19 virus.

The COVID-19 pandemic has continued to cause disruption, volatility and uncertainty in economies and markets around the world. The ongoing pandemic, and the actions that have been or may be taken by governments in response thereto, has resulted in, and may continue to result in, among other things, increased volatility in financial markets, commodity prices, and inflation and foreign exchange rates; significant disruptions to global supply chains; labor shortages; challenges in bringing employees back to pre-pandemic work arrangements; travel bans, restrictions and quarantines; temporary operational restrictions and extended shutdowns of certain businesses; and political and economic instability and civil unrest.

The COVID-19 pandemic has had limited effect on our reported financial results to date, but could in the future significantly impact our operations, create significant supply chain challenges and disruptions, and/or limit our ability to timely sell or distribute our products in the future, which would negatively impact our business, financial condition and operating results.

Risk Management Approach

While COVID-19 has had limited impact on our reported results to date, pandemic recovery continues to be a focus for Nutrien. As public health and perception dynamically change, we analyze and adapt our response to safeguard our employees and other key stakeholders while supplying critical agricultural products and solutions to growers.

Our response is focused on ensuring business continuity, providing a safe working environment for our workforce, and supporting our employees and communities. Ongoing activities include critical forecasting for further pandemic disruptions to business and evaluations of employee and community safety protection requirements.

Our operations have been designated as part of critical infrastructure and as essential businesses (or equivalents) in our core markets, allowing us to continue to operate. Our crisis management team and leadership continue to monitor the COVID-19 situation and evaluate governmental and other public health authority actions being taken to curtail its spread.

Sustainability	Growth and Capital Allocation	Innovation and Technology	Employees

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6	Cybersecurity Threats	Associated Key Priorities

Description

Cyberattacks, ransomware events, and breaches or exposure to potential computer viruses of our systems, third-party service providers’ systems or cloud-based platforms could lead to disruptions to our operations, loss of data, or the unintended disclosure of confidential information and/or personally identifiable information or property damage. Any of these could result in business disruptions, reputational damage, personal injury or third-party claims, impacting our operations, financial performance or reputation.

Risk Management Approach

We maintain an enhanced focus on cybersecurity and data privacy in conjunction with our cybersecurity strategy, policy and framework. Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response measures.

Nutrien promotes a strong culture of cybersecurity awareness as cyber safety is important to the resiliency of our digital livelihood, both at work and in our personal lives. Regular simulated phishing, global broadcasts and targeted cybersecurity training are components of our comprehensive cybersecurity awareness program. We also share our awareness of cybersecurity fundamentals through training sessions with key customers, suppliers and community members.

7	Political, Economic and Social Instability	Associated Key Priorities

Description

Political, economic and social instability may affect our business including, for instance, if any of the jurisdictions in which we operate or do business in introduce restrictions on monetary distributions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases, or the imposition of tariffs, exchange controls, international trade restrictions, embargoes, barriers, or other restrictions. Instability in political or regulatory regimes could also affect our ability to do business and could impact our sales and operating results, our reputation, or the value of our assets.

Risk Management Approach

We have a Government & Industry Affairs Team and an active engagement strategy with governments, regulators and other stakeholders in the countries where we operate or plan to operate. We assess capital investments and project decisions against political, country and other related risk factors. Dedicated teams regularly monitor developments and global trends that may impact us.

8	Stakeholder Support	Associated Key Priorities

Description

Our stakeholders may not support our business plans, structure, strategy or sustainability initiatives, such as ESG initiatives and strategy, climate commitments, and social responsibilities. Loss of stakeholder confidence could impair our ability to execute our business plans, could negatively impact our ability to produce or sell our products, and may lead to reputational damage, increased costs, financial losses, shareholder action or negatively impact our access to or cost of capital.

Our ability to meet our commitments that are part of our Feeding the Future Plan, including reducing our GHG emissions, is subject to several assumptions, risks and uncertainties, and our actions taken in implementing these objectives may expose us to certain additional financial and operational risks. Such risks and our inability to meet our commitments may have an adverse effect on our stakeholder support.

Risk Management Approach

We have an Issues Management Team that continuously monitors stakeholder issues and that regularly engages with our stakeholders to identify and address their concerns and communicate the long-term value opportunities associated with our business plans. We also have an active Community Relations Team and community investment programs.

We recently launched our Feeding the Future Plan as part of our sustainability strategy, which is structured to support what matters most to our stakeholders, which includes supporting environmental and climate action, and equality, diversity, and inclusivity in agriculture.

Sustainability	Growth and Capital Allocation	Innovation and Technology	Employees

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9	Talent and Organizational Culture	Associated Key Priorities

Description

An inability to attract, develop, engage or retain skilled employees, or establish the right organizational culture or promote and foster a respectful, diverse, and inclusive workplace, could impact productivity, reliability, safety performance, costs, customer relationships, and/or our reputation.

Risk Management Approach

We have a proactive in-house Talent Attraction and Sourcing Team that focuses on efficiently building a diverse and talented workforce with the current and future skills we need. We are committed to the career development of our employees and building a culture grounded in our organizational purpose and the values of safety and integrity. We believe our active listening strategy identifies potential issues employees experience and assists in engagement and our inclusive culture. Our talent succession process focuses on identifying and managing critical roles and the proactive build-up of internal and external bench strength with an eye to diversity. Our incentive programs are competitive and performance-based and support our purpose-driven culture.

10	Capital Redeployment	Associated Key Priorities

Description

Our inability to deploy capital to efficiently achieve sustained growth, effectively execute on opportunities or meet investor preferences – whether due to market conditions, lack of options or otherwise, or deploying capital in a manner inconsistent with our strategic priorities – could impact our returns, operations, reputation or access to or cost of capital.

Risk Management Approach

We are focused on creating long-term value and our capital allocation policy prioritizes maintaining safe and reliable operations, a strong balance sheet, creating value through high return growth opportunities and returning capital to shareholders. In addition to increasing our annualized dividend and maintaining a strong balance sheet, during 2021 we repurchased 15 million shares under our share repurchase program, reduced our long-term debt by $2.1 billion and announced capital commitments to reduce our GHG emissions intensity by 2030.

See page 14 of this report for more information on our capital allocation priorities.

11	Safety, Health and Environment	Associated Key Priorities

Description

Our operations are subject to safety, health, and environmental risks inherent in the mining, manufacturing, transportation, storage, and distribution of our products. These factors could result in injuries or fatalities, or impact the air quality, biodiversity, water resources, or related ecosystems near our operations, impacting our operations, financial performance or reputation.

Risk Management Approach

We have robust governance processes that ensure we follow all regulatory, industry, and internal standards of safety, health, and environmental responsibility that involve independent audits and assessments. We have structured incident prevention and response systems in place, conduct regular security vulnerability assessments, and maintain protocols for employees working and traveling abroad. Further, we have robust process safety management and preventive maintenance programs. We have developed crisis communication protocols and emergency response programs and personnel can be deployed in the event of a significant incident.

We maintain environmental monitoring and control systems, including third-party reviews of key containment structures.

Sustainability	Growth and Capital Allocation	Innovation and Technology	Employees

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2021, Nutrien Ltd. did maintain effective internal control over financial reporting. There have been no changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2021 was audited by KPMG LLP, as reflected in their report, which is included in this 2021 Annual Report.

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FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document, including within the “2022 Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend”, “plan” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2022 annual guidance, including our expectations regarding our adjusted net earnings per share, adjusted EBITDA (consolidated and by segment); expectations regarding our adjusted net debt to adjusted EBITDA leverage ratios; expectations regarding adjusted EBITDA growth; expectations regarding our growth and capital allocation intentions and strategies; capital spending expectations for 2022; expectations regarding performance of our operating segments in 2022, including our operating segment market outlooks and market conditions for 2022, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; expectations regarding our operating segment production and capacity, including the anticipated benefits in connection with the Phase 2 brownfield nitrogen expansion project and the timing thereof; expectations regarding global population growth; expectations concerning future product offerings, including the planned expansion of our digital platform to markets in Australia and South America; expectations regarding repurchases of our common shares, including the timing thereof; expectations regarding the sufficiency of Nutrien’s liquidity, including the sources thereof, to meet our anticipated capital expenditures and other cash requirements; the negotiation of sales contracts and the associated prices thereunder; expectations regarding acquisitions and divestitures; expected timing for the indefinite closure of our ammonia plant in Trinidad; expectations regarding our sustainability, climate-change and ESG initiatives, including our GHG emissions reduction strategy and related programs and initiatives, as well as our various ESG performance targets and aspirations as set out in our Feeding the Future Plan; our GHG emissions reduction target, including our plans with respect thereto and estimated capital expenditures required to achieve that target; initiatives to promote sustainable and productive agriculture; expectations regarding contributions to pensions and post-retirement plans; and expectations in connection with our ability to deliver long-term returns to shareholders. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, the list of assumptions set forth below is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

In respect of our GHG emissions reduction and other sustainability and climate-related initiatives and targets, we have made assumptions with respect to, among other things: that such target is achievable by deploying capital into nitrous oxide (“N2O”) abatement at our nitric acid production facilities, energy efficiency improvements, carbon capture, utilization and storage, the use of natural gas to generate electricity and waste heat recovery; our ability to successfully deploy capital and pursue other operational measures, including the successful application to our current and future operations of existing and new technologies; the successful implementation by us of proposed or potential plans in respect thereof; projected capital investment levels, the flexibility of our capital spending plans and the associated sources of funding; our ability to otherwise implement all technology necessary to achieve our GHG emissions reduction and other sustainability and climate-related initiatives and targets; and the development, availability and performance of technology and technological innovations and associated expected future results.

Additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange, inflation and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2022 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID 19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional

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sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment-grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; our ability to successfully implement new initiatives and programs; and our ability to redeploy capital to generate higher returns for shareholders.

Events or circumstances could cause actual results to differ materially from those in the forward-looking statements.

With respect to our GHG emissions reduction and other sustainability and climate-related initiatives and targets, such events or circumstances include, but are not limited to: our ability to deploy sufficient capital to fund the necessary expenditures to implement the necessary operational changes to achieve these initiatives and targets; our ability to implement requisite operational changes; our ability to implement some or all of the technology necessary to efficiently and effectively achieve expected future results, including in respect of such GHG emissions reduction target; the availability and commercial viability and scalability of emission reduction strategies and related technology and products; and the development and execution of implementing strategies to meet such GHG emissions reduction target.

With respect to our business generally and our ability to meet the other targets, commitments, goals, strategies and related milestones and schedules disclosed herein, such events or circumstances include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate-change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate-change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID 19 pandemic, including variants of the COVID-19 virus and the efficacy and distribution of vaccines and treatments in respect thereof, and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, including vaccine mandates, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the US.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA (consolidated and by segment) and sustaining capital expenditures guidance ranges, as well as our adjusted net earnings per share and adjusted EBITDA price and volume sensitivities ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

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APPENDIX A – NON-IFRS FINANCIAL MEASURES

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, and IFRS adoption transition adjustments.

In 2021, we amended our calculation of adjusted EBITDA to adjust for the impact of integration and restructuring and related costs and cloud computing transition adjustment. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

(millions of US dollars)	2021	2020

Net earnings	3,179	459
Finance costs	613	520
Income tax expense (recovery)	989	(77)
Depreciation and amortization	1,951	1,989

EBITDA[1]	6,732	2,891
Share-based compensation expense	198	69
Foreign exchange loss, net of related derivatives	39	19
Integration and restructuring related costs	43	60
Impairment of assets	33	824
COVID-19 related expenses [2]	45	48
Loss on disposal of business	–	6
Net gain on disposal of investment in MOPCO	–	(250)
Cloud computing transition adjustment [3]	36	–

Adjusted EBITDA	7,126	3,667

1	EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.
2

COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

3

Cloud computing transition adjustment relates to cloud computing costs in prior years that no longer qualify for capitalization based on an agenda decision issued by the IFRS Interpretations Committee in April 2021.

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Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments and gain/loss on early extinguishment of debt. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment. In 2021, we amended our calculation of adjusted net earnings to adjust for the impact of integration and restructuring related costs, cloud computing transition adjustment, and gain/loss on early extinguishment of debt. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	2021			2020

(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		3,153	5.52		459	0.81
Adjustments:
Share-based compensation expense	198	151	0.27	69	50	0.09
Foreign exchange loss, net of related derivatives	39	30	0.05	19	14	0.02
Integration and restructuring related costs	43	33	0.06	60	44	0.08
Impairment of assets	33	25	0.04	824	657	1.15
COVID-19 related expenses	45	34	0.06	67	49	0.09
Loss on disposal of business	–	–	–	6	4	–
Net gain on disposal of investment in MOPCO	–	–	–	(250)	(250)	(0.44)
Cloud computing transition adjustment	36	27	0.05	–	–	–
Loss on early extinguishment of debt	142	104	0.18	–	–	–

Adjusted net earnings		3,557	6.23		1,027	1.80

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. Guidance for adjusted EBITDA and adjusted net earnings per share excludes the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments, and gain/loss on early extinguishment of debt.

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash provided by (used in) operating activities.

Definition: Free cash flow is calculated as cash provided by (used in) operating activities less sustaining capital expenditures and before changes in non-cash operating working capital. Free cash flow including non-cash operating working capital is calculated as cash provided by operating activities less sustaining capital expenditures.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

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(millions of US dollars)	2021	2020

Cash provided by operating activities	3,886	3,323
Sustaining capital expenditures	(1,247)	(919)

Free cash flow including changes in non-cash operating working capital	2,639	2,404
Changes in non-cash operating working capital	(1,661)	574

Free cash flow	4,300	1,830

Growth Capital

Most directly comparable IFRS financial measure: Capital expenditures.

Definition: Investing capital expenditures plus business acquisitions, net of cash acquired. Reconciliations are provided in the “Capital Allocation” section.

Why we use the measure and why it is useful to investors: To demonstrate how we allocate our capital to our various priorities including growth and expansion projects and acquisitions.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne from manufactured products less depreciation and amortization per tonne. Reconciliations are provided in the “Operating Segment Outlook and Performance” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2021	2020

Total COGS – Potash	1,285	1,183
Change in inventory	22	(10)
Other adjustments [1]	(6)	(12)

COPM	1,301	1,161
Depreciation and amortization included in COPM	(430)	(424)

Cash COPM	871	737
Production tonnes (tonnes – thousands)	13,790	12,595

Potash cash COPM per tonne	63	59

1	Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

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Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2021	2020

Total Manufactured COGS – Nitrogen	2,353	1,804
Total Other COGS – Nitrogen	610	461

Total COGS – Nitrogen	2,963	2,265
Depreciation and amortization in COGS	(473)	(522)
Cash COGS for products other than ammonia	(1,740)	(1,342)

Ammonia
Total cash COGS before other adjustments	750	401
Other adjustments [1]	(96)	(52)

Total cash COPM	654	349
Natural gas and steam costs included in COPM	(515)	(235)

Controllable cash COPM	139	114
Production tonnes (net tonnes [2] – thousands)	2,769	2,649

Ammonia controllable cash COPM per tonne	50	43

1	Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.
2	Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco Holdings Limited) during the first year following the acquisition. We also look at this metric excluding the sales and working capital of Nutrien Financial.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

(millions of US dollars, except as otherwise noted)	2021	2020
Average current assets	9,332	7,998
Average current liabilities	(7,093)	(5,825)
Average working capital	2,239	2,173
Average working capital from certain recent acquisitions	–	(11)
Adjusted average working capital	2,239	2,162
Average Nutrien Financial working capital	(2,316)	(1,502)
Adjusted average working capital excluding Nutrien Financial	(77)	660

Sales	17,734	14,785
Sales from certain recent acquisitions	–	(686)
Adjusted sales	17,734	14,099
Nutrien Financial revenue	(189)	(129)
Adjusted sales excluding Nutrien Financial	17,545	13,970

Adjusted average working capital to sales (%)	13	15
Adjusted average working capital to sales excluding Nutrien Financial (%)	–	5

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Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

(millions of US dollars, except as otherwise noted)	2021	2020

Nutrien Financial revenue	189	129
Deemed interest expense [1]	(36)	(49)

Net interest	153	80

Average Nutrien Financial receivables	2,316	1,502

Nutrien Financial adjusted net interest margin (%)	6.6	5.3

1	Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

(millions of US dollars, except as otherwise noted)	2021	2020

Selling expenses	3,124	2,795

General and administrative expenses	168	135

Other expenses	86	44

Operating expenses	3,378	2,974
Depreciation and amortization in operating expenses	(694)	(658)

Operating expenses excluding depreciation and amortization	2,684	2,316

Gross margin	4,600	3,736
Depreciation and amortization in cost of goods sold	12	10

Gross margin excluding depreciation and amortization	4,612	3,746

Cash operating coverage ratio (%)	58	62

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

(millions of US dollars, except as otherwise noted)	2021	2020

Sales from comparable base
Prior period	14,785	13,282
Adjustments [1]	(476)	–

Revised prior period	14,309	13,282
Current period	17,511	13,546

Comparable store sales (%)	22	2
Prior period normalized for benchmark prices and foreign exchange rates	16,350	12,784

Normalized comparable store sales (%)	7	6

1	Adjustments relate to prior period sales related to closed locations or businesses that no longer exist in the current period in order to provide a comparable base in our calculation.

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APPENDIX B – OTHER FINANCIAL MEASURES

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Retail digital platform sales: Grower and employee sales in North America entered directly into the digital platform.

Retail digital platform sales to total sales: Grower and employee sales in North America entered directly into the digital platform as a percentage of total sales in North America.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore i.e., removal of an overburden that allows access to the ore.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien shareholders plus repurchase of common shares per the consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Capital Management Measures

Capital management measures are financial measures disclosed by a company that (a) are intended to enable an individual to evaluate a company’s objectives, policies and processes for managing the entity’s capital, (b) are not a component of a line item disclosed in the primary financial statements of the company, (c) are disclosed in the notes of the financial statements of the company, and (d) are not disclosed in the primary financial statements of the company.

The following section outlines our capital management measure, its composition and why management uses the measure.

Adjusted Net Debt to Adjusted EBITDA: Calculated as adjusted net debt to adjusted EBITDA. Both components are non-IFRS financial measures. This ratio measures financial leverage and our ability to pay our debt.

The most directly comparable measure for adjusted net debt is total short-term and long-term debt and lease liabilities less cash and cash equivalents and is defined as the total of short-term and long-term debt plus lease liabilities less cash and cash equivalents and unamortized fair value adjustments. This measure is useful as it adjusts for the unamortized fair value adjustments that arose at the time of the merger and is non-cash by nature.

(millions of US dollars, except as otherwise noted)	2021	2020

Short-term debt	1,560	159
Current portion of long-term debt	545	14
Current portion of lease liabilities	286	249
Long-term debt	7,521	10,047
Lease liabilities	934	891

Total debt	10,846	11,360

Cash and cash equivalents	(499)	(1,454)
Unamortized fair value adjustments	(325)	(404)

Adjusted net debt	10,022	9,502

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TERMS & DEFINITIONS

Terms

AECO	Alberta Energy Company, Canada

Argus	Argus Media group, UK

Bloomberg	Bloomberg Finance L.P., USA

CDP Climate	CDP Worldwide, England

CDP Water	CDP Worldwide, England

CRU	CRU International limited, UK

ESG	Environmental, social and governance

FTSE Russell	FTSE International Limited, England

ISS Quality Scores	Institutional Shareholder Services Inc., USA

Moody’s	Moody’s Corporation (NYSE: MCO), USA

MSCI ESG Rating	MSCI Inc., USA

NYMEX	New York Mercantile Exchange, USA

NYSE	New York Stock Exchange, USA

S&P/S&P Global Corporate Sustainability Assessment	S&P Global Inc., USA

TSX	Toronto Stock Exchange, Canada

USDA	United States Department of Agriculture, USA

CAD	Canadian dollar

USD	United States dollar

AUD	Australian dollar

Scientific Terms

Potash	KCI	potassium chloride, 60–63.2% K2O (solid)

Nitrogen	CO2e	carbon dioxide equivalent

	DEF	diesel exhaust fluid

	ESN®	environmentally smart nitrogen, 44% nitrogen

	NH3	ammonia (anhydrous), 82.2% N (liquid)

	P2O5	phosphorus pentoxide

	UAN	nitrogen solutions, 28–32% N (liquid)

Phosphate	AS	ammonium sulfate (solid)

	DAP	diammonium phosphate, 46% P2O5 (solid)

	MAP	monoammonium phosphate, 52% P2O5 (solid)

	MGA	merchant grade acid, 54% P2O5 (liquid)

	MST	micronized sulfur technology, P + S

	SPA	superphosphoric acid, 70% P2O5 (liquid)

Product Measures

K2O tonne	Measures the potassium content of products having different chemical analyses

N tonne	Measures the nitrogen content of products having different chemical analyses

P2O5 tonne	Measures the phosphorus content of products having different chemical analyses

Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

OVERVIEW           MANAGEMENT’S DISCUSSION & ANALYSIS           FOUR-YEAR HIGHLIGHTS            FINANCIAL  STATEMENTS      |    OTHER INFORMATION

 132  |  Nutrien Annual Report 2021

Definitions

Blue/low-carbon ammonia

Ammonia produced primarily utilizing carbon capture, utilization and storage (“CCUS”) or other low-emission production technologies to significantly reduce the carbon intensity of resultant production.

Brownfield	New project expanding or developing an existing facility or operation.

Community investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods and services and employee volunteerism (on corporate time).

Cumulative annual growth rate

Represents the rate of return that would be required for an investment to grow from its beginning balance to its ending balance assuming the profits were reinvested at the end of each year of the investment’s lifespan.

COVID-19	COVID-19 coronavirus pandemic

Environmental incidents

Number of incidents includes release quantities that exceed the US Comprehensive Environmental Response, Compensation, and Liability Act limits; in potash facilities any release that exceeds Saskatchewan release limits (based on the Saskatchewan Environmental Code); non-compliance incidents that exceed $10,000 in costs to reach compliance; or enforcement actions with fines exceeding $1,000.

Green ammonia	Ammonia made of hydrogen obtained through a process that uses 100 percent renewable and carbon-free sources such as water electrolysis with renewable power.

Greenhouse gas	Gas that contributes to the greenhouse effect by absorbing infrared radiation.

Latin America	South America, Central America, Caribbean and Mexico

Lost-time injury frequency

Total lost-time injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Merger

The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.

Mmt	Million metric tonnes

North America	Canada and the US

Offshore	All markets except Canada and the US

Scope 1	Direct green house gas emissions produced in owned or controlled facilities

Scope 2	Green house gas emissions that result from the generation of purchased or acquired electricity, heating, cooling and steam consumed by Nutrien

Scope 3	Indirect green house gas emissions not included in Scope 1 or Scope 2 emissions that occur outside of the organization, including both upstream and downstream emissions

Total employee turnover rate	The number of permanent employees who left the Company due to voluntary and involuntary terminations, including retirements and deaths, as a percentage of average permanent employees for the year.

Total recordable injury frequency

Total recordable injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Total shareholder return	Return on investment in Nutrien shares from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.

Voluntary employee turnover	The number of permanent employees who left the Company due to voluntary terminations as a percentage of average permanent employees for the year. Includes voluntary retirements and resignations.

OVERVIEW           MANAGEMENT’S DISCUSSION & ANALYSIS           FOUR-YEAR HIGHLIGHTS            FINANCIAL  STATEMENTS      |    OTHER INFORMATION